Annual Report

SOUTHERN COMMUNITY FINANCIAL CORP.

Parent Company of
Southern Community Bank & Trust
and Subsidiaries

2003



Southern Community Financial Corp. Corporate Headquarters

SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Tuesday, June 29, 2004 at 10:00 a.m. at the Holiday Inn-Koger Center South, Richmond, Virginia.

COMMON STOCK

Our Common Stock is quoted on the NASDAQ Small Cap Market where our symbol is SCBV (Cusip #84263N 10 5)

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BDO Seidman, LLP Richmond, Virginia

TRANSFER AGENT

Shareholders requiring information on stock transfer requirements, lost certificates and other shareholder matters should contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948
e-mail: info@rtco.com
web site: www.rtco.com

CORPORATE HEADQUARTERS

1231 Alverser Drive
P.O. Box 330
Midlothian, Virginia 23113
(804) 897-3900
Fax (804) 897-4750
website: www.scbt.net

SOUTHERN COMMUNITY BANK & TRUST

MIDLOTHIAN BRANCH
13531 Midlothian Turnpike
Midlothian, Virginia 23113
(804) 897-6000
Fax (804) 897-6003

WINTERPOCK BRANCH
6736 Southshore Drive at Route 360
Midlothian, Virginia 23112
(804) 639-0020
Fax (804) 639-0012

CHESTER BRANCH
4221 West Hundred Road (Route 10)
Chester, Virginia 23831
(804) 748-2400
Fax (804) 748-8130

COMMUNITY FIRST MORTGAGE CORPORATION

1231 Alverser Drive
Midlothian, Virginia 23113
(804) 330-9800
Fax (804) 330-9093
Verona Office: (540) 248-4800
Fax (540) 248-4930

CHIPPENHAM INSURANCE AGENCY, INC.

13531 Midlothian Turnpike
Midlothian, Virginia 23113
(804) 423-7102
Fax (804) 423-7107

CONTENTS

LETTER TO SHAREHOLDERS

Greetings Fellow Shareholders, Customers, Neighbors and Friends:

At the 2003 shareholder's meeting, the Board of Directors recommended and the shareholders approved the creation of a bank holding company. The reorganization and share exchange was completed in April 2004. As a result of this transaction, shareholders of the Bank's Common Stock are now shareholders of Southern Community Financial Corp., which became the sole shareholder of the Bank.

It is with great pleasure and enthusiasm that we report to you this year's results of operations of Southern Community Bank & Trust and its subsidiaries, Community First Mortgage Corporation, Chippenham Insurance Agency, Inc. and Southern Community Services, Inc. (SCBT). At the end of 2003, your financial institution attained the age of four years, having observed its fourth anniversary on December 13, 2003. A review of this annual report will show to you the successful results of our commitment toward developing the very best "Community Financial Institution" in our region. The dedication of the finest employee team around, focused on growing and strengthening our company with the common and unified goal of enhancing shareholder value, has proven this objective by showing tangible and positive results. We possess a high degree of excitement within our organization, and we strongly believe in the stability and vitality of the communities we serve. I encourage you to read this annual report and glean from it the many positive results that will lead you to the understanding of why we are so proud of our accomplishments.

Let us be specific regarding our accomplishments at SCBT and the positives that bode well for a great future for us. Three important milestones reached at December 31, 2003 illustrate our accomplishments. Assets reached $115.1 million (up 43.3%) from the beginning of the year. Deposits stood at $96.3 million (up 49.1%) and loans, net of unearned income, amounted to $92.7 (up 84.0%). Most importantly, four years of investment in branches, infrastructure, systems, and assembling a remarkably competent team resulted in profitability for the year which we believe will be sustained and increase in future periods. Your company financed this growth and development through its capital, which was intentionally bolstered by our capital raise of $6.3 million during the final quarter of 2002. Proof of our commitment to enhance shareholder value is demonstrated by the increase in the price of SCBT's stock and stock warrants. At December 31, 2003, our stock price stood at $12.40 and the warrants at $2.05 collectively up by 70.0% from the unit offering price in late 2002 of $8.50. Original shareholders too have seen the value of their shares increase by $4.35, or 54.0%, during the year.



Craig D. Bell Thomas W. Winfree

The past year was an outstanding year for SCBT and we are looking forward to our future with great excitement and pride. Read on as we tell you more about the specifics of our positive operations results.

Net income for the year was $69,000 compared to a loss of $(330,000) in the previous year, a $399,000 improvement in net results. Diluted earnings per share for 2003 were $0.04, in comparison to a loss of $(0.32) per share for 2002. This improvement in earnings was primarily attributed to the significant growth of the Bank's loan portfolio, resulting in an increase in net interest income of $1,236,000, and the contribution to net income of the Bank's newly acquired mortgage company, Community First Mortgage Corporation.

During the year, your financial institution enjoyed outstanding loan growth with production of $42.2 million in new loans. Net of payoffs of loans, our loan portfolio, net of unearned income, grew by $42.3 million. Deposits during the year increased by $31.7 million, providing the major source of funding for our growth in loans, which was also augmented by a decrease in investment securities of $13.9 million and an increase in Federal Home Loan Bank borrowing of $2.0 million.

Improvement of shareholder value and corporate strength were aided by the acquisition of two wholly owned subsidiaries, the opening of another branch, and the purchase and occupancy of our new corporate headquarters. Additionally, we increased the size of our employee team by 38 associates for a total of 64 employees company-wide at the end of 2003.

In January 2003, we acquired Chippenham Insurance Agency, Inc., a small property and casualty insurance agency which had one office location and 3 employees. This acquisition helped further our goal of being a provider of consumer "financial services", as opposed to just "banking services". The year 2004 should see a substantial development for Chippenham, as well as our additional financial service endeavors, as we improve and strengthen our operations in these areas including relocation to the Midlothian office where space is now available as a result of moving our management and support staff into the new corporate headquarters building.

In early summer, we began earnest negotiations with Community Bank in Staunton, Virginia to acquire Community First Mortgage Corporation (Community First). This full service mortgage banking company was formed with Mr. Winfree's leadership when he was at Community Bank in Staunton, prior to coming to SCBT. On July 1, 2003, the purchase of Community First became a reality and L. Anthony Bottoms, III and his team of mortgage banking professionals joined our organization.

Currently, Community First occupies the first floor of our new corporate headquarters building which is located at the corner of Alverser Drive and Old Buckingham Road in Midlothian. SCBT's executive and loan support staff, together with systems and operations, occupy the second floor of this 8,200 square foot building.

In June 2003, our third banking location opened in "downtown" Chester, Virginia where we have enjoyed successful and very pleasing growth. Our Winterpock Branch, as well as the original Midlothian location, continues to grow and provide your Bank with a healthy supply of deposits and loans, thus fueling our overall growth and success.

An extremely bright star over the past year has been our lending operations, whose excellent group of lenders and support staff has steadily driven our growth to the point where at December 31, 2003 our Bank had a 96.2% loan to deposits ratio. This is truly a strong and enviable position for us to be in.

On a sad note, our Board of Directors regretfully accepted Stan Vickhouse's retirement from the Board so that he could proceed with his plans to establish his own mortgage banking company. Stan, one of the founding directors of Southern Community Bank & Trust, has had a substantial influence on the success of our financial institution. Stan is a dear friend of all of the board members. Even though we will miss him deeply, Stan will certainly continue to support the Bank. We all wish him the greatest degree of success with his mortgage company.

The Board of Directors has elected Michael L. Toalson as Director to fill the vacancy left by Mr. Vickhouse's retirement. Mr. Toalson is currently the Executive Vice President of The Home Builders Association of Virginia, based in Richmond. Mike Toalson brings a significant degree of financial institution knowledge and expertise to the Board of Directors. Prior to joining The Home Builders, he was Senior Vice President and second in command at the Virginia Bankers Association from 1994 to 1999 as well as President and CEO of the Virginia League of Savings Institutions from 1991 to 1994. Mr. Toalson held various positions in financial institutions between 1977 and 1991 before moving to Virginia. We are delighted to welcome Michael L. Toalson as our newest board member.

To summarize, Southern Community Bank & Trust and its subsidiaries are pleased to report that 2003 was a year of great excitement, accomplishment and progress. We utilized the strengthening of our capital base, introduced new programs and services, built market share, and completed the consolidation of three entities into an efficient combined financial services organization. Our institution has momentum throughout that is helping us to establish and meet our goal to be "the premier financial services provider within our area". All of these accomplishments have occurred during a time that has seen less than desirable economic conditions, an uncertain political climate worldwide, a time of war for our nation, and at a time of a very high level of competition for the products and services we provide. Fortunately, we believe that our communities are accepting and appreciative of the friendly, dependable, helpful, and courteous manner in which your Bank delivers community banking and financial services to the public.

We invite each of our shareholders to take advantage of the myriad of financial products and services offered by the SCBT family. Your business will certainly contribute to our success in the future.

Our goal is to excel in providing financial products and services to our communities. Excellence in banking encompasses three salient ingredients: high quality people, topnotch client driven service, and a high degree of value. We possess each of these ingredients. We believe that our team of consummate banking and financial services professionals are some of the best in the marketplace and are devoted to providing the very best service for our customers. This, together with the dedicated leadership of our Directors, and the support of our Business Development Board, stockholders and customers ensures that 2004 and beyond should take Southern Community Bank & Trust into an exciting new and prosperous era of community banking.

Before closing, it is appropriate to reflect on the impact of the tragedy of 9/11 and the subsequent global war on terrorism. Our nation's citizens have been the targets of violent and horrific attacks. Our men and women in uniform around the world - fathers and mothers, brothers and sisters, husbands and wives - have given unselfishly of themselves by standing in harm's way to protect all of us and the freedoms that we hold dear. There have been heroes, as well as victims, and we must not forget their sacrifices or acts of courage.

Sincerely,

Craig D. Bell
Chairman of the Board

Thomas W. Winfree
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

	2003	2002	2001
		(Dollars in thousands except per share data)	
For the year			
Net interest income	**$ 3,124**	$ 1,888	$ 1,176
Noninterest income	**1,434**	291	587
Noninterest expense	**4,090**	2,196	1,686
Net income (loss)	**69**	(330)	(118)
Per common share			
Book value	**$ 7.94**	$ 7.94	$ 8.12
Net income (loss)			
Basic	**0.04**	(0.32)	(0.13)
Diluted	**0.04**	(0.32)	(0.13)
At year-end			
Total assets	**$ 115,060**	$ 80,294	$ 50,652
Total loans	**92,660**	50,351	30,536
Total deposits	**96,323**	64,588	41,629
Total stockholders' equity	**13,590**	13,469	7,150


Total Assets
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
Dollars in Millions
2001
2002
2003


Total Loans
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
Dollars in Millions
2001
2002
2003


Total Deposits
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
Dollars in Millions
2001
2002
2003


Net Interest Income
$4
$3
$3
$2
$2
$1
$1
$-
Dollars in Millions
2001
2002
2003

SELECTED FINANCIAL INFORMATION

	Years Ended December 31,		
	2003	**2002**	**2001**
Statement of Operations Data			
Interest income	**$ 5,127,125**	$ 3,633,304	$ 3,022,540
Interest expense	**2,003,197**	1,744,882	1,846,375
Net interest income	**3,123,928**	1,888,422	1,176,165
Provision for loan losses	**399,000**	313,000	194,500
Noninterest income	**1,434,073**	290,751	586,729
Noninterest expense	**4,090,176**	2,196,499	1,685,907
	$ 68,825	$ (330,326)	$ (117,513)
Per Share Data			
Earnings (loss) per share - basic	**$ 0.04**	$ (0.32)	$ (0.13)
Earnings (loss) per share - diluted	**$ 0.04**	$ (0.32)	$ (0.13)
Book value at year-end	**$ 7.94**	$ 7.94	$ 8.12
Shares outstanding			
At year-end	**1,710,994**	1,697,294	880,094
Average for the year	**1,698,064**	1,088,186	880,094
Statement of Financial Condition Data (at year-end)			
Assets	**$115,059,503**	$80,294,230	$ 50,651,928
Loans, net of unearned income	**92,660,301**	50,350,707	30,535,992
Investment securities	**8,623,803**	22,570,039	17,686,853
Deposits	**96,322,607**	64,587,513	41,629,373
Stockholders' equity	**13,589,690**	13,469,455	7,149,800
Performance Ratios			
Return on average assets	**0.07%**	(0.52)%	(0.27)%
Return on average equity	**0.51%**	(3.75)%	(1.54)%
Net interest margin	**3.65%**	3.13%	2.85%
Efficiency (1)	**89.74%**	100.80%	95.63%
Loans to deposits	**96.20%**	77.96%	73.35%
Asset Quality Ratios			
Allowance for loan losses to loans at year-end	**1.23%**	1.50%	1.50%
Allowance for loan losses to nonaccrual loans	**338.69%**	153.77%	93.30%
Nonperforming assets to year-end loans	**0.36%**	0.98%	1.61%
Net charge-offs to average loans	**0.08%**	0.04%	0.09%

(1) Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C. 20429

FORM 10-KSB

ANNUAL REPORT UNDER SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

SOUTHERN COMMUNITY BANK & TRUST

(Name of Small Business Issuer Specified in its Charter)

VIRGINIA	**54-0418366**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1231 Alverser Drive, P.O. Box 330, Midlothian, Virginia 23113
(Address of Principal Executive Office) (Zip Code)

804-897-3900
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $4.00 par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__.

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

State issuer's revenues for its most recent fiscal year: $6,561,000.

The aggregate market value of common stock held by non-affiliates of the registrant as of March 8, 2004 was approximately $21,473,000.

The number of shares of common stock outstanding as of March 8, 2004 was 1,710,994.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2004 definitive Proxy Statement to be used in conjunction with the 2004 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-KSB.

SOUTHERN COMMUNITY BANK & TRUST
FORM 10-KSB

TABLE OF CONTENTS

PART I

ITEM 1 – DESCRIPTION OF BUSINESS

GENERAL

Southern Community Bank & Trust was organized under the laws of the Commonwealth of Virginia to engage in commercial and retail banking. We opened to the public on December 13, 1999. We place special emphasis on serving the financial needs of individuals, small and medium sized businesses, entrepreneurs, and professional concerns.

We offer a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, and commercial, real estate and consumer loans. We are a community-oriented and locally managed financial institution focusing on providing a high level of responsive and personalized services to our customers, delivered in the context of a strong direct relationship with our customers. We conduct our operations from our main office/corporate headquarters location and three branch offices.

During 2003, the Bank acquired two subsidiaries, Community First Mortgage Corporation, a full service mortgage banking company, and Chippenham Insurance Agency, Inc., a full service property and casualty insurance agency.

BUSINESS STRATEGY

Our strategies include the following:

- *To attract customers by providing the breadth of products offered by larger banks while maintaining the quick response and personal service of a community bank.* We will continue to look for opportunities to expand our products and services. For example, in January 2003 we began to offer insurance products through our subsidiary, Chippenham Insurance Agency, Inc. In our first four years of operation, we have established a diverse product line, including commercial, mortgage and consumer loans.
- *To increase net income and return to shareholders through continued loan growth, while controlling the cost of our deposits and noninterest expenses.*
- *To expand our branch network to lower our cost of funds and diversify our loan portfolio with retail, consumer and commercial loans.* We believe that branching will help us attract customers of financial institutions that have recently consolidated in our region who desire the personal services of a community bank. We plan to open two new branches in 2004 expanding our presence in Chesterfield County.
- *To expand our capacity to generate noninterest income through the sale of mortgage loans.* On June 30, 2003 we acquired Community First Mortgage Corporation, a full service mortgage banking company. The acquisition of Community First substantially increased our noninterest income during 2003.
- *To continue to emphasize commercial banking products and services.* Small-business commercial customers are a source of prime-based loans and fee income from cash management services, and low cost deposits which we need to fund our growth. We have been able to build a commercial business base because our staff of commercial bankers seeks opportunities to network within the local business community. Significant additional growth in this banking area will depend on expanding our lending staff.

- *To target larger commercial customers.* With the additional capital from our secondary stock offering in September 2002, our legal lending limit is approximately $2,000,000. Our increased legal lending limit is helping us to accommodate the borrowing needs of our customers.

Our officers, employees and the directors live and work in our market area. We believe that the existing and future banking market in our community represents an opportunity for locally owned and locally managed community banks. In view of the continuing trend in the financial services industry toward consolidation into larger, sometimes impersonal, statewide, regional and national institutions, the market exists for the personal and customized financial services that an independent, locally owned bank with local decision making can offer. With the flexibility of our smaller size and through an emphasis on relationship banking, including personal attention and service, we can be more responsive to the individual needs of our customers than our larger competitors. As a community oriented and locally managed institution, we make most of our loans in our community and can tailor our services to meet the banking and financial needs of our customers who live and do business in our market.

We provide customers with high quality, responsive and technologically advanced banking services. These services include loans that are priced on a deposit-based relationship, easy access to our decision makers, and quick and innovative action necessary to meet a customer's banking needs.

Location and Market Area

We have focused Southern Community in Chesterfield County, which, despite its potential for business development and population growth, was underserved by community banks. Chesterfield's resources are very favorable for businesses seeking a profitable and stable environment. The county offers superb commercial and industrial sites, an educated work force, well-designed and developed infrastructure and a competitive tax structure. Chesterfield has been awarded the U.S. Senate Gold Medallion for Productivity and Quality. The county has the highest bond rating from three rating agencies - Standard and Poors, Moody's and Fitch.

Our strategy is to build a strong community banking franchise and branch network in Chesterfield and then expand our franchise into other counties in the Richmond area. Both Chesterfield County and Henrico County have seen strong population growth in recent years, and the growth trends are expected to continue. According to the U.S. Census Bureau, the 2000 population of Chesterfield County was 259,903, compared to 209,274 in 1990. The number of households in Chesterfield County climbed from 73,441 in 1990 to 93,772 in 2000. The projected figures for 2010 are a population of 319,000 in 117,500 households. The 2000 population of Henrico County was 262,300 compared to 217,849 in 1990. The number of households in 2000 was 108,121 compared to 89,138 in 1990. The projected figures for Henrico County for 2010 are a population of 291,000 in 122,900 households. These population figures place Henrico and Chesterfield, respectively, as the largest two counties in central Virginia and the third and fourth largest counties in the state.

Residential growth in Chesterfield County is the strongest in the Richmond area. In 2002, Chesterfield issued 2,589 permits for new single-family homes, compared to 1,886 in Henrico County and 1,834 for the remainder of the Richmond Metro area. Developers continue to locate their planned communities in western Chesterfield County. The Board of Supervisors of Chesterfield County just recently approved four new residential subdivisions in which approximately 2,000 new single family residences are planned over the next two to three years. The Winterpock area of Chesterfield County is expected to see substantial growth over the next six years, with the Deer Run development nearing completion and subdivisions such as Birkdale, Ashbrook, and Bayhill Point continuing their impressive growth. The primary road serving these growing subdivisions is Route 360, and all of these communities are within two miles of our Winterpock branch. These three subdivisions alone accounted for 248 new homes in 2002 according to The Chesterfield County Residential Development Report prepared by the Chesterfield County Planning Department.

At December 31, 2003, we had three full service branch banking offices, which were staffed by 15 full-time employees. Our senior staff averages more than 25 years of professional or banking experience. Our principal office, which houses our executive officers, loan department and mortgage banking subsidiary, Community First, was opened in November 2003 and is located at 1231 Alverser Drive, Midlothian, Virginia 23113. In addition, we expect to open a branch operation in this building. Our main telephone number is (804) 897-3900. Our three branch offices are all located in Chesterfield County. Each branch office has been strategically located to be convenient to business and retail customers in the growth sectors of Chesterfield County.

We are investigating several possible sites for additional branches. The opening of any additional banking offices will require prior regulatory approval, which takes into account a number of factors, including, among others, a determination that we have capital in an amount deemed sufficient to warrant additional expansion and a finding that the public interest will be served.

Prominent local newspapers, one regional newspaper, and a number of radio and television stations provide diverse media outlets. The broad exposure of television, print media and radio offers several opportunities to explore effective advertising and public relations avenues for Southern Community.

Banking Services

We receive deposits, make consumer and commercial loans, and provide other services customarily offered by a commercial banking institution, such as business and personal checking and savings accounts, drive-up windows, and 24-hour automated teller machines. We have not yet applied for permission to establish a trust department and offer trust services. We are not a member of the Federal Reserve System. Our deposits are insured under the Federal Deposit Insurance Act to the limits provided thereunder.

As of March 15, 2004, we are independent of any affiliation with a bank holding company. However, our shareholders have approved the formation of a bank holding company and we expect this to take place on or about April 30, 2004.

We offer a full range of short-to-medium term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. We also originate fixed and variable rate mortgage loans and real estate construction and acquisition loans. Fixed rate residential loans are usually sold in the secondary mortgage market.

Our lending activities are subject to a variety of lending limits imposed by state law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general, for loans that are not secured by readily marketable or other permissible collateral, we are subject to a loans-to-one borrower limit of an amount equal to 15% of our capital and surplus. We may voluntarily choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit. We are a member of the Community Bankers' Bank and may participate out portions of loans when loan amounts exceed our legal lending limits or internal lending policies.

Lending Activities

Our primary focus is on making loans to small businesses and consumers in our local market area. In addition, we also provide a wide range of real estate finance services. Our primary lending activities are principally directed to our market area.

Loan Portfolio. The net loan portfolio was $91,523,000 at December 31, 2003, which compares to $49,596,000 at December 31, 2002. The mix of loans has changed somewhat, with real estate construction loans currently constituting more of the loan portfolio than they did at December 31, 2002. This was a planned change as we started a construction lending department in early 2003 to take advantage of the significant home building taking place in Chesterfield County and the surrounding areas. Our loan customers are generally located in the Richmond metropolitan area.

Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, term loans, equipment loans, stand-by letters of credit and unsecured loans and continues to be the largest segment of our loan portfolio. Commercial loans are written for any business purpose including the financing of plant and equipment, carrying accounts receivable, general working capital, contract administration and acquisition activities. Our client base is diverse, and we do not have a concentration of loans in any specific industry segment. Commercial business loans are generally secured by accounts receivable, equipment and other collateral such as marketable securities, cash value of life insurance, and time deposits. Commercial business loans have a higher degree of risk than residential mortgage loans, but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of business borrowers. The availability of funds for the repayment of commercial business loans may substantially depend on the success of the business itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate. All commercial loans we make have recourse under the terms of a promissory note. At December 31, 2003, commercial loans totaled $32,822,000, or 35.3% of the total loan portfolio.

Commercial Real Estate Lending. We finance commercial real estate for our clients. We generally will finance owner-occupied commercial real estate at an 80% loan-to-value ratio or less. In many cases our loan-to-value ratio is less than 80%, which provides us with a higher level of collateral security. Our underwriting policies and procedures focus on the borrower's ability to repay the loan as well as assessment of the underlying real estate. Risks inherent in managing a commercial real estate loan portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate. We attempt to mitigate those risks by carefully underwriting loans of this type as well as following appropriate loan-to-value standards. Commercial real estate loans (generally owner occupied) at December 31, 2003 were $16,500,000 or 17.7% of the total loan portfolio.

Real Estate Construction Lending. This segment of our loan portfolio is predominately residential in nature and comprised of loans with short duration, meaning maturities of nine months or less. Residential houses under construction and the underlying land for which the loan was obtained secure the construction loans. Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land and home under construction, which is estimated prior to the completion of the home. Thus it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks we generally limit loan amounts to 80% of appraised values on pre-sold homes and 75% on speculative homes, and obtain first lien positions on the property taken as security. Additionally, we offer real estate construction financing to individuals who have demonstrated the ability to obtain a permanent loan. At December 31, 2003, construction loans total $25,627,000, or 27.5% of the total loan portfolio.

Residential Mortgage Lending. Southern Community makes permanent residential mortgage loans for inclusion in its portfolio. We seek to retain in our portfolio variable rate loans secured by one-to-four-family residences. However, the majority of permanent residential loans are made by the Bank's subsidiary, Community First, which sells them to investors in the secondary mortgage market. Given the low fixed rate residential loan market in recent years, this allows us to offer this service to our customers without retaining a significant low rate residential loan portfolio which would be detrimental to earnings as interest rates increase. We originate both conforming and non-conforming single-family loans.

Before we make a loan we evaluate both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. We make first mortgage loans in amounts of up to 95% of the appraised value of the underlying real estate. We retain some second mortgage loans secured by property in our market area, as long as the loan-to-value ratio combined with the first mortgage does not exceed 90%. For conventional loans in excess of 80% loan-to-value, private mortgage insurance is required.

Our current one-to-four-family residential adjustable rate mortgage loans have interest rates that adjust every 1, 3 and 5 years, generally in accordance with the rates on comparable U.S. Treasury bills. Our adjustable rate mortgage loans generally limit interest rate increases to 2% each rate adjustment period and have an established ceiling rate at the time the loans are made of up to 6% over the original interest rate. There are risks resulting from increased costs to a borrower as a result of the periodic repricing mechanisms of these loans. Despite the benefits of adjustable rate mortgage loans to our asset/liability management, they pose additional risks, primarily because as interest rates rise, the underlying payments by the borrowers rise, increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. At December 31, 2003, $13,504,000, or 14.5% of our loan portfolio consisted of residential adjustable rate mortgage loans.

Consumer Installment Lending. We offer various types of secured and unsecured consumer loans. We make consumer loans primarily for personal, family or household purposes as a convenience to our customer base since these loans are not the primary focus of our lending activities. Our general guideline is that a consumer's total debt service should not exceed 40% of the consumer's gross income. Our underwriting standards for consumer loans include making a determination of the applicant's payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan. The stability of an applicant's monthly income may be determined by verification of gross monthly income from primary employment and additionally from any verifiable secondary income. Consumer loans totaled $3,867,000 at December 31, 2003, which was 4.1% of the total loan portfolio.

Loan Commitments and Contingent Liabilities. In the normal course of business, Southern Community makes various commitments and incurs certain contingent liabilities which are disclosed in the footnotes of our annual financial statements, including commitments to extend credit. At December 31, 2003, undisbursed credit lines, standby letters of credit and commitments to extend credit totaled $35,520,000.

Credit Policies and Administration. Southern Community has adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, all credit decisions in excess of the officers' lending authority must be approved prior to funding by a management loan committee and/or a board of directors-level loan committee. Any loans above $1,000,000 require full board of directors approval. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of our borrowers and the concentration of such loans in the portfolio.

In addition to the normal repayment risks, all loans in our portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. Generally, longer-term loans have periodic interest rate adjustments and/or call provisions. Our senior management monitors the loan portfolio closely to ensure that past due loans are minimized and that potential problem loans are swiftly dealt with. In addition to the internal business processes employed in the credit administration area, Southern Community retains an outside or independent credit review firm to review the loan portfolio. A detailed annual review is performed, with an interim update occurring at least once a year. Results of the report are used to validate our internal loan ratings and to provide independent commentary on specific loans and loan administration activities.

Lending Limit. As of December 31, 2003, our legal lending limit for loans to one borrower was approximately $2,000,000. As part of our risk management strategy, we attempt to participate a portion of our larger loans to other financial institutions. This allows us to maintain customer relationships yet reduce credit exposure.

Investments and Funding

We balance our liquidity needs based on loan and deposit growth via the investment portfolio, purchased federal funds, and Federal Home Loan Bank advances. It is our goal to provide adequate liquidity to support our loan growth. Should we have excess liquidity, investments are used to generate positive earnings. In the event deposit growth does not fully support our loan growth, a combination of investment sales, federal funds and Federal Home Lone Bank advances will be used to augment our funding position.

Our investment portfolio is actively monitored and is generally classified as "available for sale." Under such a classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market via equity as required by SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities.* Additionally, we use the investment portfolio to balance our asset and liability position. We will invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.

For securities classified as available-for sale-securities or held-to-maturity the Bank will evaluates whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is be written down to fair value as a new cost basis and the amount of the write-down is included in earnings. There were no securities at December 31, 2003 where a decline in market value was considered other than temporary.

Competition

We encounter strong competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions. A number of these competitors are well-established. Competition for loans is keen, and pricing is important. Most of our competitors have substantially greater resources and higher lending limits than ours and offer certain services, such as extensive and established branch networks and trust services, that we do not provide at the present time. Deposit competition also is strong, and we may have to pay higher interest rates to attract deposits. Nationwide banking and branching have increased competition in our markets, and federal legislation adopted in 1999 allows non-banking companies, such as insurance and investment firms, to establish or acquire banks.

The greater Richmond metropolitan market has experienced several significant mergers or acquisitions involving all four regional banks headquartered in central Virginia. We believe that Southern Community can capitalize on the recent merger activity and attract customers from those who are dissatisfied with the recently acquired banks.

Effect of Adverse Economic Conditions

Our business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions.

We anticipate the majority of our depositors will be located in and doing business in the local market and we will lend a substantial portion of our capital and deposits to individuals and business borrowers in this market area. Any factors adversely affecting the economy of this market could, in turn, adversely affect our performance.

Environmental Factors

To date, we have not been required to perform any investigation or clean up activities, nor has the Bank been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, from time to time we foreclose on properties securing loans. There is a risk that we could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition, and we could be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

Regulation

We are subject to regulations of certain federal and state agencies and receive periodic examinations by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, our business is susceptible to being affected by state and federal legislation and regulations.

General. The discussion below is only a summary of the principal laws and regulations that comprise the regulatory framework applicable to us. The descriptions of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, do not purport to be complete and are qualified in their entirety by reference to applicable laws and regulations. As a Virginia state-chartered bank that is not a member of the Federal Reserve System, we are subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions ("BFI"). We are also subject to regulation, supervision and examination by the FDIC. Federal law also governs the activities in which we may engage, the investments we may make and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect our operations. Earnings are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including those referred to above. The following description summarizes some of the laws to which we are subject. The BFI and the FDIC will conduct regular examinations, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, we must furnish the FDIC with periodic reports containing a full and accurate statement of our affairs. Supervision, regulation and examination of banks by these agencies are intended primarily for the protection of depositors rather than shareholders.

Insurance of Accounts, Assessments and Regulation by the FDIC. Our deposits are insured by the FDIC up to the limits set forth under applicable law. Deposits are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are aware of no existing circumstances that could result in termination of our deposit insurance.

Capital. The FDIC has issued risk-based and leverage capital guidelines applicable to banking organizations they supervise. Under the risk-based capital requirements, we are generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit), of 8%. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). In addition, each of the Federal bank regulatory agencies has established minimum leverage capital ratio requirements for banking organizations. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for banks and bank holding companies that meet certain specified criteria. All other banks and bank holding companies will generally be required to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. The risk-based capital standards of the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on depository institutions by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. The Federal banking agencies also have broad powers under current Federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. Federal regulatory authorities also have broad enforcement powers over us, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

Loan-to-One Borrower. Under applicable laws and regulations the amount of loans and extensions of credit which may be extended by a bank to any one borrower, including related entities, generally may not exceed 15% of the unimpaired capital and unimpaired surplus of the institution. Loans in an amount equal to an additional 10% of unimpaired capital and unimpaired surplus also may be made to a borrower if the loans are fully secured by readily marketable securities. An institution's "unimpaired capital and unimpaired surplus" includes, among other things, the amount of its core capital and supplementary capital included in its total capital under Federal regulations.

Community Reinvestment. The requirements of the Community Reinvestment Act ("CRA") are applicable to Southern Community. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to 12 assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Economic and Monetary Policies. Our operations are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

Employees

As of December 31, 2003, the Bank and its subsidiaries had a total of 54 full-time employees and 8 part-time employees. None of the Bank's employees are covered by a collective bargaining agreement. The Bank considers its relations with its employees to be good.

Dependence on Key Personnel

Our growth and development to date have been largely dependent upon the services of Thomas W. Winfree, President and Chief Executive Officer, Jack M. Robeson, Senior Vice President/Lending, Raymond E. Sanders, Senior Vice President/Retail Banking, and C. Harril Whitehurst, Jr., Senior Vice President and Chief Financial Officer. The loss of the services for Messrs. Winfree, Robeson, Sanders or Whitehurst for any reason could have a material adverse effect on the Bank.

Control by Certain Shareholders

No shareholders own 5.0% or more of the outstanding Common Stock of the Bank. As a group, the Board of Directors and the Bank's Executive Officers control 13.41% of the outstanding Common Stock of the Bank. Accordingly, such persons, if they were to act in concert, would not have majority control of the Bank and would not have the ability to approve certain fundamental corporate transactions or the election of the Board of Directors.

ITEM 2 – DESCRIPTION OF PROPERTY

Our executive and administrative offices are located at 1231 Alverser Drive, Midlothian, Virginia. We opened this office in November 2003. This office also houses our mortgage banking company, Community First Mortgage Corporation. The building, which has been substantially renovated to meet our needs, is a two-story brick structure consisting of approximately 8,200 square feet. The cost of this building, including renovations, amounted to $1,046,000. In addition, we plan to open a limited service branch in this building in the summer of 2004.

Our largest branch office is located at 13531 Midlothian Turnpike, Midlothian, Virginia. This was our initial office location and also housed our executive and administrative offices until the opening of the operations center on Alverser Drive. The building, which has been substantially renovated, is a two-story brick structure with a basement, consisting of approximately 3,500 square feet. It has six teller stations, three drive-up lanes and a drive-up ATM and night depository. Prior to December 31, 2002, this building was leased. It was purchased from our landlord on December 31, 2002 for $1,713,000.

We have a branch office at 6736 Southshore Drive at Route 360 (Hull Street Road), in Chesterfield County. The building is a one-story brick structure consisting of approximately 2,400 square feet. The branch location was purchased in June 2002 from Branch Bank & Trust for $1,384,000. It has four teller stations, two drive-up lanes and a drive-up ATM and night depository.

We opened a third branch location at 4221 West Hundred Road, Chester, Virginia in April 2003. The building is a one-story brick structure with a basement consisting of approximately 1,800 square feet. The branch is being leased for a term of five years commencing April 1, 2003 and ending March 31, 2008 for total lease payments of approximately $186,000 over the life of the lease. We have renewal options for two five year periods subsequent to the initial term. It has four teller stations, one drive-up lane and a drive-up ATM and night depository.

Our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

ITEM 3 – LEGAL PROCEEDINGS

In the course of its operations, the Bank may become a party to legal proceedings. There are no material pending legal proceedings to which the Bank is a party or of which the property of the Bank is subject.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5 – MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price of and Cash Dividends on the Bank's Common Equity

Shares of the Bank's Common Stock trades on the Nasdaq SmallCap Market under the symbol "SCBV." Prior to November 12, 2002, shares of the Bank's Common Stock traded on the OTC Bulletin Board. The high and low trade prices of shares of the Bank's Common Stock for the periods indicated were as follows:

		High	Low
2002:			
	1st quarter	$ 10.00	$ 8.50
	2nd quarter	10.00	8.50
	3rd quarter	9.45	8.50
	4th quarter	8.74	7.70
2003:			
	1st quarter	$ 8.06	$ 7.60
	2nd quarter	8.63	7.68
	3rd quarter	9.24	8.15
	4th quarter	12.83	8.90

At March 15, 2004, there were approximately 1,098 holders of record of Common Stock.

The Bank has not paid any dividends on its Common Stock. We intend to retain all of our earnings to finance the Bank's operations and we do not anticipate paying cash dividends for the foreseeable future. Any decision made by the Board of Directors to declare dividends in the future will depend on the Bank's future earnings, capital requirements, financial condition and other factors deemed relevant by the Board. Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agencies. Such dividends are limited to the lesser of the Bank's retained earnings or the net income of the previous two years combined with the current year net income.

Transfer Agent and Registrar

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572 (phone 908-497-2300) serves as our transfer agent and registrar.

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

Southern Community Bank & Trust was organized under the laws of the Commonwealth of Virginia to engage in commercial and retail banking. We opened to the public on December 13, 1999. We place special emphasis on serving the financial needs of individuals, small and medium sized businesses, entrepreneurs, and professional concerns in the metropolitan Richmond community.

Our focus is on Chesterfield County, Virginia and the adjacent localities, including the City of Richmond. We are headquartered at 1231 Alverser Drive in Midlothian in western Chesterfield County and have three branch locations, all in Chesterfield County.

We offer a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, and commercial, real estate and consumer loans. We have two wholly-owned subsidiaries, Community First Mortgage Corporation, a full service mortgage banking company, and Chippenham Insurance Agency, Inc., a full service insurance agency. We are a community-oriented and locally owned and managed financial institution focusing on providing a high level of responsive and personalized services to our customers, delivered in the context of a strong direct relationship with the customer.

Our total assets increased to $115,060,000 at December 31, 2003 from $80,294,000 at December 31, 2002. The 43.3% increase in total assets during 2003 resulted from the growth of our business and customer base. We expect such growth to continue.

The following presents management's discussion and analysis of the financial condition of the Bank at December 31, 2003 and 2002, and results of operations for the Bank for the years ended December 31, 2003, 2002 and 2001. This discussion should be read in conjunction with the Bank's audited Financial Statements and the notes thereto appearing elsewhere in this report.

ASSET/LIABILITY MANAGEMENT

Management strives to manage the maturity or repricing match between assets and liabilities. The degree to which the Bank is "mismatched" in its maturities is a primary measure of interest rate risk. In periods of stable interest rates, net interest income can be increased by financing higher yielding long-term mortgage loan assets with lower cost short-term deposits and borrowings. Although such a strategy may increase profits in the short run, it increases the risk of exposure to rising interest rates and can result in funding costs rising faster than asset yields. We expect to limit our interest rate risk by selling a majority of the fixed rate mortgage loans that we originate and retaining for the most part loans with adjustable rate features.

Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average lives of mortgage loans are substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

Results of operations

We recorded net income of $69,000, or $0.04 per share, in 2003 compared to net losses of $(330,000), or $(0.32) per share in 2002 and $(117,000), or $(0.13) per share, in 2001.

The significant improvement in our results of operations from a loss of $(330,000) in 2002 to net income of $69,000 in 2003 is primarily attributable to two factors. First, net interest income increased significantly, from $1,888,000 in 2002 to $3,124,000 in 2003, a $1,236,000 increase or 65.4%. This increase is a result of a significant increase in net loans, from $49,956,000 at December 31, 2002 to $91,523,000 at December 31, 2003, an increase of $41,927,000 or 84.5%. This increase in loans was funded by a significant increase in low cost deposits, from $64,588,000 at December 31, 2002 to $96,323,000 at December 31, 2003, an increase of $31,735,000 or 49.1%, and a decrease in our investment securities available-for-sale of $13,946,000. The interest rates on these securities were much lower than interest rates on the loans made also contributing to net interest income. Second, the acquisition of Community First resulted in a substantial increase in noninterest income from $291,000 in 2002 to $1,434,000 in 2003, an increase of $1,143,000 or 393.2%. These increases in net interest income and noninterest income were somewhat offset by an increase in noninterest expense of $1,894,000, from $2,196,000 in 2002 to $4,090,000 in 2003. This increase in noninterest expense resulted from the acquisition of the two subsidiaries, Community First and Chippenham Insurance, and the addition of the Chester branch in 2003.

The 2002 loss was $213,000 larger than the 2001 loss. The $213,000 difference was due to a $712,000, or 60.4%, increase in net interest income due to loan growth and lower deposit costs and a $141,000, or 82.9% increase in other noninterest income, offset by a $437,000 reduction of securities gains, a $118,000 increase in the provision for loan losses due to loan growth, a $225,000, or 28.6% increase in personnel costs primarily for loan production and support, and the newly-hired staff for the Winterpock branch, and a $285,000, or 31.7%, increase in other noninterest expenses to support our growth and expansion.

Interest Rate Risk

Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect our ability to earn a spread between interest received on loans and investments and the costs of deposits and borrowings. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect our ability to originate loans and would reduce the value of loans held for sale.

The sale of fixed rate product is intended to protect the Bank from precipitous changes in the general level of interest rates. The valuation of adjustable rate mortgage loans is not as directly dependent on the level of interest rates as is the value of fixed rate loans. Decisions to hold or sell adjustable rate mortgage loans are based on the need for such loans in our portfolio, which is influenced by the level of market interest rates and our asset/liability management strategy. As with our other investments, we regularly monitor the appropriateness of the level of adjustable rate mortgage loans in our portfolio and may decide from time to time to sell such loans and reinvest the proceeds in other adjustable rate investments.

Net interest income

Net interest income is our primary source of earnings and represents the difference between interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. The level of net interest income is affected primarily by variations in the volume and mix of those assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Net interest income for 2003, 2002 and 2001 was $3,124,000, $1,888,000 and $1,176,000, respectively. The increases in net interest income of $1,236,000, or 65.4%, in 2003 and $712,000, or 60.4%, in 2002 are a direct result of increases in loans, from $49,596,000 at December 31, 2002 to $91,523,000 at December 31, 2003, a $41,297,000, or 84.5%, increase, and from $30,078,000 at December 31, 2001 to $49,596,000 at December 31, 2002, a $19,518,000, or 64.9%, increase. These increases in loans were funded by primarily by increases in deposits. Additionally, our net interest margin has steadily improved over the last three years from 2.85% in 2001 to 3.13% in 2002 to 3.65% in 2003.

Average interest-earning assets in 2003 increased by $25,343,000, or 42.1%, compared to 2002. The increase in interest-earning assets from 2002 to 2003 was due primarily to the growth of our loan portfolio. The average yield on interest-earning assets of 5.99% in 2003 was relatively unchanged from the average yield of 6.03% in 2002. Previous to 2002, we had experienced a decline in average yield on interest-earning assets due in large part to actions by the Federal Reserve to reduce short-term interest rates in an effort to stimulate the national economy. During 2003, rates remained relatively flat. Many of our loans are indexed to short-term rates affected by the Federal Reserve's decisions, and, accordingly, if the Federal Reserve decides to increase interest rates in 2004 the average yield on interest-earning assets should increase.

Our interest-bearing liabilities in 2003 increased by $24,492,000, or 48.2%, compared to 2002. The growth in those liabilities was due primarily to strong growth in deposits from an average of $49,570,000 in 2002 to an average of $70,804,000 in 2003, a $21,234,000, or 42.8%, increase. The average cost of interest-bearing liabilities declined to 2.66% in 2003 from 3.43% in 2002. The principal reason for the sharp decline in the liability costs was the reduction in the costs of certificates of deposit, which fell from an average of 3.94% in 2003 to 3.10% in 2003. Higher-rate promotional certificates of deposit we put on the books primarily in 2000 have been maturing the last two years, and most of the matured deposits were retained at significantly lower rates. We experienced a similar sharp decline in the average cost of certificates of deposit in 2002 compared with 2001.

The following table illustrates average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, shareholders' equity and related income, expense and corresponding weighted-average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances. We have no tax exempt assets for the periods presented.

AVERAGE BALANCE SHEETS

(In thousands)

	Year Ended December 31, 2003			Year Ended December 31, 2002		
	Average Balance	Interest Income/ Expense	Annualized Yield Rate	Average Balance	Interest Income/ Expense	Annualized Yield Rate
Loans						
Commercial	$30,596	$ 1,966	6.43%	$ 18,926	$ 1,369	7.23%
Real estate - residential	13,311	862	6.48%	8,802	608	6.91%
Real estate - commercial	9,999	741	7.41%	7,085	560	7.90%
Real estate - construction	4,566	972	6.67%	2,565	196	7.64%
Consumer	3,697	268	7.25%	3,357	275	8.19%
Gross loans	72,169	4,809	6.66%	40,735	3,008	7.38%
Investment securities	8,551	219	2.56%	14,015	540	3.85%
Loans held for sale	1,292	62	4.80%	-	-	-
Federal funds and other	3,581	37	1.03%	5,500	85	1.55%
Total interest earning assets	85,593	5,127	5.99%	60,250	3,633	6.03%
Allowance for loan losses	(958)			(605)		
Cash and due from banks	3,654			1,552		
Premises and equipment, net	4,815			1,505		
Other assets	1,471			511		
Total assets	$94,575			$ 63,213		
Interest bearing deposits						
Interest checking	$ 3,823	$ 39	1.02%	$ 2,586	$ 39	1.51%
Money market	14,751	224	1.52%	9,572	219	2.29%
Savings	3,349	41	1.22%	2,793	62	2.22%
Certificates	48,881	1,513	3.10%	34,619	1,364	3.94%
Total deposits	70,804	1,817	2.57%	49,570	1,684	3.40%
Borrowings	4,381	184	4.20%	1,216	60	4.93%
Federal funds purchased	122	2	1.64%	29	1	3.45%
Total interest bearing liabilities	75,307	2,003	2.66%	50,815	1,745	3.43%
Noninterest bearing deposits	5,431			3,379		
Other liabilities	398			208		
Total liabilities	81,136			54,402		
Equity capital	13,439			8,811		
Total liabilities and capital	$94,575			$ 63,213		
Net interest income before provision for loan losses		$ 3,124			$ 1,888	
Interest spread - average yield on interest earning assets, less average rate on interest bearing liabilities			3.33%			2.60%
Annualized net interest margin (net interest income expressed as percentage of average earning assets)			3.65%			3.13%

Interest income and interest expense are affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table analyzes changes in net interest income attributable to changes in the volume of interest-sensitive assets and liabilities compared to changes in interest rates. Nonaccrual loans are included in average loans outstanding. The changes in interest due to both rate and volume have been allocated to changes due to volume and changes due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each.

RATE/VOLUME ANALYSIS

(In thousands)

	2003 VS. 2002 Increase (Decrease) Due to Changes in			2002 VS. 2001 Increase (Decrease) Due to Changes in		
	Volume	Rate	Total	Volume	Rate	Total
Interest income						
Loans	$ 2,143	$ (280)	$ 1,863	$ 1,277	$ (226)	$ 1,051
Investment securities	(173)	(148)	(321)	(58)	(308)	(366)
Fed funds sold and other	(25)	(23)	(48)	129	(204)	(75)
Total interest income	1,945	(452)	1,494	1,348	(738)	610
Interest expense						
Deposits						
Interest checking	19	(19)	-	16	(16)	-
Money market accounts	13	(8)	5	108	(134)	(26)
Savings accounts	17	(38)	(21)	45	(4)	41
Certificates of deposit	311	(162)	149	500	(672)	(172)
Total deposits	360	(227)	133	669	(826)	(157)
FHLB Advances	110	(4)	106	60	-	60
Federal funds purchased	1	-	1	(4)	-	(4)
Other borrowings	18	-	18	-	-	-
Total interest expense	489	(231)	258	725	(826)	(101)
Net interest income	$ 1,456	$ (221)	$ 1,236	$ 623	$ 88	$ 711

PROVISION FOR LOAN LOSSES

The provision expense for loan losses for 2003, 2002 and 2001 was $399,000, $313,000, and $195,000, respectively. The 27.5% increase in 2003 and the 60.5% increase in 2002 were due to stronger loan growth in both years. Gross outstanding loans increased by $42,491,000 in 2003 and by $19,895,000 in 2002. The amount of the loan loss provision is determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions.

NONINTEREST INCOME

Noninterest income increased significantly from $291,000 in 2002 to $1,434,000 in 2003, a $1,143,000, or 393.2%, increase. This increase is directly attributable to the acquisition of our mortgage banking subsidiary, Community First. As a result of this acquisition, our gains on loan sales increased from $96,000 in 2002 to $818,000 in 2002, a $722,000, or 749.4%, increase, and our service charges and fees increased from $157,000 in 2002 to $601,000 in 2003, a $444,000, or 283.0%, increase. Noninterest income decreased by $296,000 in 2002, from $587,000 in 2001 to $291,000 in 2002. This decline was primarily attributable to realized investment gains of $417,000 in 2001 when bonds in the investment portfolio were sold prior to their scheduled maturities or were called by the issuing agencies. We recorded a loss of $20,000 from the sale of securities in 2002.

NONINTEREST EXPENSE

Noninterest expense for the year ended December 31, 2003 totaled $4,090,000, an increase of $1,894,000, or 86.2%, from the $2,196,000 recorded in 2002. Salaries and benefits represented the largest increase, increasing by 119.6% in 2003 to $2,225,000, compared to $1,013,000 in 2002. This increase as well as other increases in noninterest expense were primarily attributable to the acquisition of Community First and the opening of the Chester branch in 2003.

Noninterest expense for the year ended December 31, 2002 totaled $2,196,000, an increase of 30.2% from the $1,686,000 recorded in 2001. Salaries and benefits increased by 28.6% in 2002 to $1,013,000, compared to $788,000 in 2001. The 2002 increase was due to the hiring of lending and operations personnel, and the newly hired staff for the Winterpock branch. All other noninterest expenses increased by 31.7% to $1,183,000 in 2002, compared to $898,000 in 2001.

INCOME TAXES

We did not record any income tax expense in 2003, 2002 or 2001. As of December 31, 2003, we have a federal net operating loss carry forward of $914,000, which expires on various dates through 2023.

Commercial banking organizations conducting business in Virginia are not subject to Virginia income taxes. Instead, they are subject to a franchise tax based on bank capital. The Bank recorded a franchise tax expense of $82,000, $84,000 and $54,000 for 2003, 2002 and 2001, respectively.

LOANS

The following table presents the composition of our loan portfolio at the dates indicated.

LOAN PORTFOLIO, NET

(In thousands)

	December 31, 2003		December 31, 2002	
	Amount	%	Amount	%
Commercial	$ 32,822	35.4%	$24,857	49.2%
Real estate - residential	14,279	15.3%	10,642	21.0%
Real estate - commercial	16,500	17.7%	6,476	12.8%
Real estate - construction	25,627	27.5%	4,579	9.1%
Consumer	3,836	4.1%	4,019	7.9%
Total loans	93,064	100.0%	50,573	100.0%
Less: unearned income, net	(404)		(222)	
Less: Allowance for loan losses	(1,138)		(755)	
Total loans, net	$ 91,522		$49,596	

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses at December 31, 2003 was $1,138,000, compared to $755,000 at December 31, 2002 and $458,000 at December 31, 2001. The ratio of the allowance for loan losses to gross loans was 1.23% at December 31, 2003, and 1.50% at December 31, 2002 and 2001. The amount of the loan loss provision is determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions. We believe the amount of the allowance for loan losses at December 31, 2003 is adequate to absorb the losses that can reasonably be anticipated from the loan portfolio at that date.

The following table presents an analysis of the changes in the allowance for loan losses for the periods indicated.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(In thousands)

	Year Ended December 31,	
	2003	2002
Beginning balance	$ 755	$ 458
Provision for loan losses	399	313
Charge-offs		
Commercial	(55)	-
Consumer	-	(15)
Mortgage	-	(1)
	(55)	(16)
Recoveries	-	-
Acquisition of Community First	39	-
Ending balance	$ 1,138	$ 755
Loans outstanding at end of year (1)	$ 92,660	$ 50,351
Ratio of allowance for loan losses as a percent of loans outstanding at end of year	1.23%	1.50%
Average loans outstanding for the year (1)	$ 72,169	$ 40,735
Ratio of net charge-offs to average loans outstanding for the year	0.08%	0.04%

(1) Loans are net of unearned income.

We have allocated the allowance for loan losses according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the categories of loans. The allocation of the allowance as shown in the table below should not be interpreted as an indication that losses in future years will occur in the same proportions or that the allocation indicates future loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

(In thousands)

	December 31, 2003		December 31, 2002	
	Total	%	Total	%
Commercial	$ 571	50.2%	$ 344	45.6%
Real estate - residential	71	6.2%	66	8.7%
Real estate - commercial	225	19.8%	135	17.9%
Real estate - construction	172	15.1%	83	11.0%
Consumer	99	8.7%	127	16.8%
Total	$ 1,138	100.0%	$ 755	100.0%

ASSET QUALITY

The following table summarizes asset quality information at the dates indicated:

ASSET QUALITY

(In thousands)

	As of December 31,	
	2003	2002
Nonaccrual loans	$ 336	$ 491
Restructured loans	-	-
Foreclosed properties	-	-
Total nonperforming assets	$ 336	$ 491
Loans past due 90 days and still accruing (not included in nonaccrual loans above)	$ 654	$ 392
Nonperforming assets to loans at end of year (1)	0.36%	0.98%
Allowance for loan losses to nonaccrual loans	338.69%	153.77%

(1) Loans are net of unearned income.

Interest is accrued on outstanding loan principal balances, unless the Bank considers collection to be doubtful. Commercial and unsecured consumer loans are designated as non-accrual when payment is delinquent 90 days or at the point which the Bank considers collection doubtful, if earlier. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that concern over our ability to collect principal and interest is not significant. When loans are placed in non-accrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received. Interest accruals are resumed on such loans only when in the judgment of the Bank, the loans are estimated to be fully collectible as to both principal and interest.

At December 31, 2003, the Bank had six loans totaling $336,000 for which interest was no longer being accrued. These loans are considered impaired and have specific allowances for loan losses totaling $158,000 at December 31, 2003. The gross interest income that would have been earned in 2003 if the loans classified as nonaccrual had been current in accordance with the original terms was $23,000. Ten loans totaling $654,000 at December 31, 2003 were past due 90 days or more and interest was still being accrued as such amounts were considered collectible.

Investment Portfolio

At December 31, 2003 and 2002, all of our securities were classified as available-for-sale. The following table presents the composition of our investment portfolio at the dates indicated.

INVESTMENT SECURITIES AVAILABLE FOR SALE

(In thousands)

	Par Value	Amortized Cost	Unrealized Gain (Loss)	Estimated Fair Value	Average Yield
December 31, 2003					
US Government Agencies					
Within one year	$ 3,400	$ 3,398	$ (1)	$ 3,397	1.93%
One to five years	1,100	1,138	(9)	1,129	3.85%
More than five years	2,750	2,756	(55)	2,701	5.24%
Total	7,250	7,292	(65)	7,227	3.48%
Mortgage-backed securities					
More than five years	1,316	1,333	14	1,347	4.06%
Total	1,316	1,333	14	1,347	4.06%
Other investments					
More than five years	50	50	-	50	3.92%
Total investment securities	$ 8,616	$ 8,675	$ (51)	$ 8,624	3.57%
December 31, 2002					
US Government Agencies					
Within one year	$ 14,501	$ 14,533	$ (1)	$14,532	1.50%
One to five years	600	626	12	638	2.81%
More than five years	1,750	1,826	(9)	1,817	5.09%
Total	16,851	16,985	2	16,987	1.93%
Mortgage-backed securities					
Within one year	1,000	1,009	3	1,012	3.72%
More than five years	4,501	4,560	11	4,571	4.45%
Total	5,501	5,569	14	5,583	4.32%
Total investment securities	$22,352	$22,554	$ 16	$22,570	2.52%

Deposits

The following table gives the composition of our deposits at the dates indicated.

DEPOSITS

(In thousands)

	December 31, 2003		December 31, 2002	
	Amount	%	Amount	%
Demand accounts	$ 7,522	7.8%	$ 5,919	9.2%
Intererst checking accounts	4,686	4.9%	3,467	5.4%
Money market accounts	20,570	21.4%	11,971	18.5%
Savings accounts	3,280	3.4%	3,739	5.8%
Time deposits of $100,000 and over	19,276	20.0%	12,487	19.3%
Other time deposits	40,989	42.5%	27,005	41.8%
Total	$ 96,323	100.0%	$64,588	100.0%

Total deposits increased by 49.1% in 2003 and by 55.2% in 2002.

The variety of deposit accounts offered by Southern Community has allowed us to be competitive in obtaining funds and has allowed us to respond with flexibility to, although not to eliminate, the threat of disintermediation (the flow of funds away from depository institutions such as banking institutions into direct investment vehicles such as government and corporate securities). Our ability to attract and retain deposits, and our cost of funds, has been, and will continue to be, significantly affected by money market conditions.

The following table is a schedule of maturities for time deposits of $100,000 or more at the dates indicated.

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

(In thousands)

	As of December 31,	
	2003	2002
Due within three months	$ 3,628	$ 2,933
Due after three months through six months	4,623	2,869
Due after six months through twelve months	3,034	3,454
Over twelve months	7,991	3,231
	$ 19,276	$ 12,487

Borrowings

We utilize borrowings to supplement deposits when they are available at a lower overall cost to us or they can be invested at a positive rate of return.

As a member of the Federal Home Loan Bank ("FHLB") of Atlanta, Southern Community is required to own capital stock in the FHLB and is authorized to apply for borrowings from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses to which the advances may be put, as well as on the size of the advances and repayment provisions. Borrowings from the FHLB were $4,000,000 and $2,000,000 at December 31, 2003 and 2002, respectively. The FHLB advances are secured by the pledge of residential mortgage loans, U.S. Government agency securities and our FHLB stock.

Federal funds purchased represent unsecured borrowings from other banks and generally mature daily. We did not have any purchased federal funds at December 31, 2003 and 2002.

Also during 2003, we borrowed short-term funds from an investment banker to purchase investment securities. The securities are pledged as collateral for the loan. The loan is due on demand and bears a daily adjusted market rate. The amount outstanding at December 31, 2003 was $804,197.

Contractual obligations and other commitments

The following summarizes our contractual cash obligations and commitments, including maturing certificates of deposit, as of December 31, 2003 and the effect such obligations may have on liquidity and cash flows in future periods.

CONTRACTUAL OBLIGATIONS

(In thousands)

	Less than One Year	2-3 Years	4-5 Years	Over 5 Years	Total
Leased property	$ 53,700	$ 109,700	$ 83,000	$ 69,600	$ 316,000
Time deposits (1)	33,639	19,140	7,486	-	60,265
FHLB advances	-	-	4,000	-	4,000
Other borrowings	804	-	-	-	804
Undisbursed credit lines	27,955	-	-	-	27,955
Commitments to extend credit	7,040	-	-	-	7,040
Standby letters of credit	525	-	-	-	525
	$123,663	$ 128,840	$ 94,486	$ 69,600	$416,589

(1) We expect to retain maturing deposits or replace maturing amounts with comparable time deposits based on current market rates.

Capital resources

Stockholders' equity at December 31, 2003 was $13,590,000, compared to $13,469,000 at December 31, 2002 and $7,150,000 at December 31, 2001. The $121,000 increase in equity during 2003 was due to the net income for the year of $69,000, the proceeds from the issuance of common stock of $112,000, reduced by the $(60,000) decrease in the net unrealized value of securities available-for-sale. The $6,319,000 increase in equity during 2002 was due to the $6,324,000 net proceeds from the issuance of common stock, the $326,000 decrease in net unrealized losses on securities available-for-sale, reduced by the $330,000 operating loss.

The following table presents the composition of regulatory capital and the capital ratios at the dates indicated.

ANALYSIS OF CAPITAL

(In thousands)

	As of December 31,	
	2003	2002
Tier 1 capital:		
Common stock	$ 6,844	$ 6,789
Additional paid-in-capital	8,304	8,244
Accumulated deficit	(1,507)	(1,574)
Total equity	13,641	13,459
Less: goodwill	(934)	-
Total Tier 1 capital	12,707	13,459
Tier 2 capital:		
Allowance for loan losses	1,138	741
Total Tier 2 capital	1,138	741
Total risk-based capital	$ 13,845	$ 14,200
Risk-weighted assets	$ 99,643	$ 59,264
Capital ratios:		
Tier 1 capital to risk-weighted assets	12.8%	22.7%
Total capital to risk-weighted assets	13.9%	24.0%
Leverage ratio (Tier 1 capital to average assets)	11.4%	17.1%
Equity to total assets	11.8%	16.8%

Federal regulatory agencies are required by law to adopt regulations defining five capital tiers: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. The Bank meets the criteria to be categorized as a "well capitalized" institution as of December 31, 2003. The "well capitalized" classification permits financial institutions to minimize the cost of FDIC insurance assessments by being charged a lesser rate than those that do not meet this definition.

Liquidity

Liquidity provides us with the ability to meet normal deposit withdrawals, while also providing for the credit needs of customers. We are committed to maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements.

At December 31, 2003, cash, cash equivalents and investment securities available-for-sale totaled $14,188,000, or 12.3% of total assets.

At December 31, 2003, we had commitments to originate $35,520,000 of loans. Fixed commitments to incur capital expenditures were less than $25,000 at December 31, 2003. Certificates of deposit scheduled to mature in the 12-month period ending December 31, 2003 total $33,639,000. We believe that a significant portion of such deposits will remain with us. We further believe that loan repayments and other sources of funds will be adequate to meet our foreseeable short-term and long-term liquidity needs.

Interest rate sensitivity

An important element of asset/liability management is the monitoring of our sensitivity to interest rate movements. In order to measure the effects of interest rates on our net interest income, management takes into consideration the expected cash flows from the securities and loan portfolios and the expected magnitude of the repricing of specific asset and liability categories. We evaluate interest sensitivity risk and then formulate guidelines to manage this risk based on management's outlook regarding the economy, forecasted interest rate movements and other business factors. Our goal is to maximize and stabilize the net interest margin by limiting exposure to interest rate changes.

Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average lives of mortgage loans are substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

The sale of fixed rate loans is intended to protect us from precipitous changes in the general level of interest rates. The valuation of adjustable rate mortgage loans is not as directly dependent on the level of interest rates as is the value of fixed rate loans. As with other investments, we regularly monitor the appropriateness of the level of adjustable rate mortgage loans in our portfolio and may decide from time to time to sell such loans and reinvest the proceeds in other adjustable rate investments.

The data in the following table reflects repricing or expected maturities of various assets and liabilities at December 31, 2003. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

INTERESTRATE SENSITIVITY GAP ANALYSIS

(In thousands)

	1-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Total
INTEREST RATE SENSITIVE ASSETS						
Loans (1)						
Fixed rate	$ 1,773	$ 2,075	$ 1,397	$ 6,914	$ 1,057	$ 13,216
Variable rate	53,887	1,605	3,327	21,029	-	79,848
Investment securities	2,999	399	-	1,129	4,097	8,624
Loans held for sale	1,503	-	-	-	-	1,503
Federal funds sold	2,017	-	-	-	-	2,017
Total rate sensitive assets	62,179	4,079	4,724	29,072	5,154	105,208
Cumulative rate sensitive assets	62,179	66,258	70,982	100,054	105,208	
Interest Rate Sensitive Liabilities						
Interest checking (2)	-	-	-	4,686	-	4,686
Money market accounts	20,570	-	-	-	-	20,570
Savings (2)	-	-	-	3,280	-	3,280
Certificates of deposit	11,285	9,401	12,953	26,625	-	60,264
FHLB advances	-	-	-	4,000	-	4,000
Other borrowings	804	-	-	-	-	804
Total rate sensitive liabilities	32,659	9,401	12,953	38,591	-	93,604
Cumulative rate sensitive liabilities	32,659	42,060	55,013	93,604	93,604	
Rate sensitivity gap for period	$29,520	$ (5,322)	$ (8,229)	$ (9,519)	$ 5,154	$ 11,604
Cumulative rate sensitivity gap	$29,520	$ 24,198	$ 15,969	$ 6,450	$ 11,604	
Ratio of cumulative gap to total assets	25.7%	21.0%	13.9%	5.6%	10.1%	
Ratio of cumulative rate sensitive assets to cumulative rate sensitive liabilities	190.4%	157.5%	129.0%	106.9%	112.4%	
Ratio of cumulative gap to cumulative rate sensitive assets	47.5%	36.5%	22.5%	6.4%	11.0%	

(1) Includes nonaccrual loans of $336,000, which are spread throughout the categories.

(2) Management believes that interest checking and savings accounts are generally not sensitive to changes in interest rates and therefore has placed such deposits in the "1 to 5 years" category.

At December 31, 2003, our assets that reprice within one year exceeded liabilities that reprice within one year by $15,969,000 and therefore we were in an asset-sensitive position. A positive gap can adversely affect earnings in periods of falling interest rates. This positive position is due primarily to our adjustable rate loan portfolio.

CRITICAL ACCOUNTING POLICIES

The financial condition and results of operations presented in the financial statements, accompanying notes to the financial statements and management's discussion and analysis are, to a large degree, dependent upon Southern Community's accounting policies. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is discussion of those accounting policies that management believes are the most important accounting policies to the portrayal and understanding of our financial condition and results of operations. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood. See also Note 1 of the Notes to Consolidated Financial Statements.

We monitor and maintain an allowance for loan losses to absorb an estimate of probable losses inherent in the loan. We maintain policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan and lease portfolio; and the loan grading system.

We evaluate various loans individually for impairment as required by Statement of Financial Accounting Standards (SFAS) 114, Accounting by Creditors for Impairment of a Loan, and SFAS 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of_impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, we make estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan classification and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans is adjusted for relevant environmental factors and other conditions of the portfolio of loans and leases, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loans and lease losses. This estimate of losses is compared to our allowance for loan and lease losses as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. We recognize the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Financial Statements.

FORWARD-LOOKING STATEMENTS

Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "expects," "believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Bank, changing trends in customer profiles and changes in laws and regulations applicable to the Bank. Although the Bank believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Bank will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" issued by the Financial Accounting Standards Board ("FASB") in June 2001 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 became effective for the Bank's 2003 financial statements. The adoption of SFAS No. 143 has had no effect on the earnings or financial position of the Bank.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", issued in August 2002, requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies the guidance of the Emerging Issues Task Force ("EITF") in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 became effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has had no effect on the earnings or financial position of the Bank.

In November 2002, the FASB issued Financial Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.". FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions became effective for guarantees made or modified after December 31, 2002. The disclosure provisions became effective for fiscal periods ending after December 15, 2002. The Bank adopted FIN No. 45 as required with no material impact on the financial statements. The recognition and measurement provisions of FIN No. 45 became effective January 1, 2003, and did not have a material effect on the financial statements.

SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", issued in April 2003, amends Statement No. 133 for decisions made by the Derivatives Implementation Group, in particular the meaning of an initial net investment, the meaning of underlying and the characteristics of a derivative that contains financing components. Presently, the Bank has no derivative financial instruments and, consequently, the adoption of the Statement had no effect on its financial statements.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", was issued in May 2003. Under this Statement, certain freestanding financial instruments that embody obligations for the issuer and that are now classified in equity, must be classified as liabilities (or as assets in some circumstances). Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. However, the effective date of the Statement's provisions related to the classification and measurement of certain mandatory redeemable non-controlling interests has been deferred indefinitely by the FASB, pending further Board action. Presently, the Bank has no financial instruments that come under the scope of the Statement and, therefore, believes that adoption of the new Statement will have no impact on its financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", to provide guidance on the identification of entities controlled through means other than voting rights. FIN No. 46 specifies how a business enterprise should evaluate its interests in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. The adoption of FIN No. 46 is not expected to have a significant effect on the Bank's financial statements.

In December 2003, the FASB issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer". This SOP, among other things, no longer allows financial institutions to record an allowance for loan losses, related to credit quality, when they purchase loans, including through a purchase business acquisition. The SOP is effective, on a prospective basis, for loans acquired in fiscal years beginning after December 31, 2004. We do not expect the adoption of SOP 03-3 to have an effect on our financial statements.

IMPACT OF INFLATION AND CHANGING PRICES AND SEASONALITY

The financial statements in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without consideration of changes in the relative purchasing power of money over time due to inflation.

Unlike industrial companies, most of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such prices are affected by inflation.

ITEM 7 – FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

The following 2003 Financial Statements of Southern Community Bank & Trust are included after the signature pages:

ITEM 8 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. – CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Bank carried out an evaluation, under the supervision and with the participation of the Bank's management, including the Bank's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Bank's disclosure controls and procedures pursuant to the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Bank's Chief Executive Officer and Chief Financial Officer concluded that the Bank's disclosure controls and procedures are effective in timely alerting them to material information relating to the Bank (including its consolidated subsidiaries) required to be included in the Bank's periodic filings with the Federal Deposit Insurance Corporation.

The Bank's management is also responsible for establishing and maintaining adequate internal control over financial reporting. There were no changes in the Bank's internal control over financial reporting identified in connection with the evaluation of it that occurred during the Bank's last fiscal quarter that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

PART III

ITEM 9 – DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 9 is contained in the Bank's Proxy Statement for the 2004 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 10 – EXECUTIVE COMPENSATION

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 10 is contained in the Bank's Proxy Statement for the 2004 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 11 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 11 is contained in the Bank's Proxy Statement for the 2004 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 12 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 12 is contained in the Bank's Proxy Statement for the 2004 Annual Meeting of Shareholders and is incorporated herein by reference.

ITEM 13 – EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Bank, incorporated by reference to Exhibit 2(a) of the Bank's Registration Statement on Form 10-SB (the "Form 10-SB").
3.2	Amended and Restated Bylaws of the Bank, incorporated by reference to Exhibit 3.2 of the 2001 Form 10-KSB.
10.1	Incentive Plan, incorporated by reference to Exhibit 6(c) of the Form 10-SB.
10.2	Organizational Investors Warrant Plan, incorporated by reference to Exhibit 6(d) of the Form 10-SB.
10.3	Shareholder Loan Referral Warrant Plan, incorporated by reference to Exhibit 6(e) of the Form 10-SB.
10.5	Executive Employment Agreement, effective as of April 1, 2001, between Thomas W. Winfree and the Bank, incorporated by reference to Exhibit 10.7 of the Form 10-QSB as of June 30, 2001.
6.6	Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 10.6 of the 2001 Form 10-KSB.
6.7	Form of Non-Employee Director Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.7 of the 2001 Form 10-KSB.
21	Subsidiaries of Southern Community Bank & Trust
1.1	Section 302 Certification by Chief Executive Officer
1.2	Section 302 Certification by Chief Financial Officer
32	Section 906 Certification

(b) Reports on Form 8-K

Form 8-K, filed October 31, 2003 (Item 7 and Item 9). To report the issuance of a press release providing financial results in connection with the Form 10-QSB for the quarter ended September 30, 2003.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to General Instruction E(3) of Form 10-KSB, the information required to be disclosed in this Item 14 is contained in the Bank's Proxy Statement for the 2004 Annual Meeting of Shareholders and is incorporated herein by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN COMMUNITY BANK & TRUST

Date: March 26, 2004

By: /s/ Thomas W. Winfree
Thomas W. Winfree
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas W. Winfree Thomas W. Winfree	President and Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2004
/s/ C. Harril Whitehurst, Jr. C. Harril Whitehurst, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2004
/s/ R. T. Avery, III R.T. Avery, III	Director	March 26, 2004
/s/ Donald J. Balzer, Jr. Donald J. Balzer, Jr.	Director	March 26, 2004
/s/ Craig D. Bell Craig D. Bell	Director	March 26, 2004
/s/ William B. Chandler William B. Chandler	Director	March 26, 2004
/s/ Kent E. Engelke Kent E. Engelke	Director	March 26, 2004
/s/ R. Calvert Esleeck, Jr. R. Calvert Esleeck, Jr.	Director	March 26, 2004
/s/ Dean Patrick Dean Patrick	Director	March 26, 2004
/s/ George R. Whittemore George R. Whittemore	Director	March 26, 2004

BDO

BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Report of Independent Certified Public Accountants

Board of Directors
Southern Community Bank & Trust
Midlothian, Virginia

We have audited the accompanying consolidated statements of financial condition of Southern Community Bank & Trust and Subsidiaries (the "Bank") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southern Community Bank & Trust and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP

Richmond, Virginia
January 16, 2004

SOUTHERN COMMUNITY BANK & TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002
(In thousands, except share amounts)

	2003	2002
ASSETS		
Cash and due from banks	$ 3,547,608	$ 1,847,827
Federal funds sold	2,016,833	1,689,602
Investment securities available for sale	8,623,803	22,570,039
Loans held for sale	1,502,997	-
Loans		
Outstandings	93,064,168	50,572,986
Allowance for loan losses	(1,137,794)	(754,866)
Unearned income	(403,867)	(222,279)
Loans, net	91,522,507	49,595,841
Premises and equipment, net	6,075,786	3,886,906
Accrued interest receivable	391,658	328,574
Goodwill	934,354	-
Other assets	443,957	375,441
	$ 115,059,503	$ 80,294,230
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 96,322,607	$ 64,587,513
Federal Home Loan Bank advances	4,000,000	2,000,000
Other borrowings	804,197	-
Accrued interest payable	114,177	87,382
Other liabilities	228,832	149,880
Commitments and contingencies	-	-
Total liabilities	101,469,813	66,824,775
STOCKHOLDERS' EQUITY		
Preferred stock, $1 par value - 1,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $4 par value - 3,000,000 shares authorized; 1,710,994 shares issued and outstanding at December 31, 2003, 1,697,294 shares issued and outstanding at December 31, 2002	6,843,976	6,789,176
Additional paid-in capital	8,303,810	8,246,325
Accumulated other comprehensive income (loss)	(50,786)	10,089
Accumulated deficit	(1,507,310)	(1,576,135)
Total stockholders' equity	13,589,690	13,469,455
	$ 115,059,503	$ 80,294,230

See accompanying notes to consolidated financial statements.

SOUTHERN COMMUNITY BANK & TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
INTEREST INCOME			
Loans	$ 4,870,572	$ 3,008,117	$ 1,956,293
Investment securities	219,561	539,677	906,431
Federal funds sold and other	36,992	85,510	159,816
Total interest income	5,127,125	3,633,304	3,022,540
INTEREST EXPENSE			
Deposits	1,817,087	1,684,372	1,841,125
Borrowed funds	186,110	60,510	5,250
Total interest expense	2,003,197	1,744,882	1,846,375
NET INTEREST INCOME	3,123,928	1,888,422	1,176,165
Provision for loan losses	399,000	13,000	194,500
Net interest income after provision for loan losses	2,724,928	1,575,422	981,665
NONINTEREST INCOME			
Service charges and fees	601,502	157,045	75,846
Gain (loss) on securities, net	(69,555)	(20,930)	416,153
Gain on sale of loans	818,390	96,353	59,095
Other operating income	83,736	58,283	35,635
Total noninterest income	1,434,073	290,751	586,729
NONINTEREST EXPENSE			
Salaries and benefits	2,225,006	1,013,441	787,780
Occupancy	251,509	225,509	188,695
Equipment	345,587	235,237	198,399
Supplies	253,553	143,403	104,689
Professional and outside services	524,446	277,704	197,091
Advertising and marketing	128,216	105,054	52,161
Other operating expense	361,859	196,151	157,092
Total noninterest expense	4,090,176	2,196,499	1,685,907
Net income (loss) before income taxes	68,825	(330,326)	(117,513)
Provision for income taxes	-	-	-
NET INCOME (LOSS)	$ 68,825	$ (330,326)	$ (117,513)
EARNINGS (LOSS) PER SHARE, BASIC	$ 0.04	$ (0.32)	$ (0.13)
EARNINGS (LOSS) PER SHARE, DILUTED	$ 0.04	$ (0.32)	$ (0.13)

See accompanying notes to consolidated financial statements.

SOUTHERN COMMUNITY BANK & TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2003, 2002 and 2001

	Number of shares	Amount	Additional paid-in capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
Balance, December 31, 2000	880,094	$ 3,520,376	$ 5,190,854	$ (1,128,295)	$ 122,628	$ 7,705,563
Net loss	-	-	-	(117,513)	-	(117,513)
Change in unrealized gain (loss) on securities available for sale	-	-	-	-	(438,250)	(438,250)
Total comprehensive income (loss)	-	-	-	(117,513)	(438,250)	(555,763)
Balance, December 31, 2001	880,094	3,520,376	5,190,854	(1,245,808)	(315,622)	7,149,800
Issuance of common stock	817,200	3,268,800	3,055,471	-	-	6,324,271
Net loss	-	-	-	(330,327)	-	(330,327)
Change in unrealized gain (loss) on securities available for sale	-	-	-	-	325,711	325,711
Total comprehensive income (loss)	-	-	-	(330,327)	325,711	(4,616)
Balance, December 31, 2002	1,697,294	6,789,176	8,246,325	(1,576,135)	10,089	13,469,455
Issuance of common stock	13,700	54,800	57,485	-	-	112,285
Net income	-	-	-	68,825	-	68,825
Change in unrealized gain (loss) on securities available for sale	-	-	-	-	(60,875)	(60,875)
Total comprehensive income	-	-	-	68,825	(60,875)	7,950
Balance, December 31, 2003	1,710,994	$ 6,843,976	$ 8,303,810	$ (1,507,310)	$ (50,786)	$ 13,589,690

See accompanying notes to consolidated financial statements.

SOUTHERN COMMUNITY BANK & TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 68,825	$ (330,327)	$ (117,513)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	264,168	182,497	160,400
Provision for loan losses	399,000	313,000	194,500
Gain on loans	(818,390)	(96,353)	(59,095)
(Gain) loss on securities	69,555	20,930	(416,153)
Proceeds from sale of mortgage loans	37,653,942	-	-
Origination of mortgage loans for sale	(32,714,461)	-	-
Mortgage loans purchased	(5,740,531)	-	-
Amortization of premiums and accretion of discounts on securities, net	231,652	(2,317)	(412,344)
(Increase) decrease in interest receivable	(63,084)	29,418	(26,270)
Increase in other assets	(68,517)	(136,035)	(99,631)
Increase in interest payable	26,795	11,360	26,355
Increase (decrease) in other liabilities	78,952	57,950	(24,752)
Net cash provided by (used in) operating activities	(612,094)	50,123	(774,503)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of available for sale securities	(20,638,053)	(84,144,501)	(43,305,152)
Maturities of available for sale securities	34,222,208	65,755,317	23,339,344
Sales of available for sale securities	-	13,980,886	14,348,455
Loans originated	(42,209,223)	(19,734,588)	(12,975,802)
Purchase of business	(934,354)	-	-
Purchases of premises and equipment	(2,453,048)	(3,281,941)	(170,431)
Net cash provided by (used in) investing activities	(32,012,470)	(27,424,827)	(18,763,586)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock	112,285	6,324,271	-
Net increase in deposits	31,735,094	22,958,140	16,099,985
Federal Home Loan Bank borrowings	2,000,000	2,000,000	-
Net increase (decrease) in federal funds purchased	-	(1,710,000)	1,710,000
Net increase (decrease) in other borrowings	804,197	-	-
Net cash provided by (used in) financing activities	34,651,576	29,572,411	17,809,985
Net increase (decrease) in cash and cash equivalents	2,027,012	2,197,707	(1,728,104)
Cash and cash equivalents, beginning of year	3,537,429	1,339,722	3,067,826
Cash and cash equivalents, end of year	$ 5,564,441	$3,537,429	$ 1,339,722

See accompanying notes to consolidated financial statements.

SOUTHERN COMMUNITY BANK & TRUST AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Southern Community Bank & Trust and subsidiaries (the "Bank") conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. The following is a description of the more significant of those policies:

BUSINESS

The Bank opened to the public on December 13, 1999 as a traditional community bank offering deposit and loan services to individuals and businesses in the Richmond, Virginia metropolitan area. During 2003, the Bank acquired or formed three wholly owned subsidiaries, Community First Mortgage Corporation ("Community First") a full service mortgage banking company, Chippenham Insurance Agency, Inc. ("Chippenham Insurance") a full service property and casualty insurance agency, and Southern Community Services, Inc. ("Southern Community Services") a financial services company. Through these subsidiaries, the Bank provides a broad array of financial services to its customers.

The Bank is subject to intense competition from existing bank holding companies, commercial banks and savings banks which have been in business for many years and have established customer bases. Competition also comes from a variety of other non-bank businesses that offer financial services. Many of these competitors operate in the same geographic market where the Bank operates, are well-known with long-standing relationships with businesses and individuals in the communities, and are substantially larger with greater resources than the Bank.

The Bank is also subject to regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is susceptible to being affected by state and federal legislation and regulations.

The majority of the Bank's real estate loans are collateralized by properties in markets in the Richmond, Virginia metropolitan area. Accordingly, the ultimate collectibility of those loans collateralized by real estate is particularly susceptible to changes in market conditions in the Richmond area.

BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements include the accounts of the Bank and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the statements of financial condition and revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

INVESTMENT SECURITIES

At the time of purchase, debt securities are classified into the following categories: held-to-maturity, available-for-sale or trading. Debt securities that the Bank has both the positive intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts on purchase using a method that approximates the effective interest method. Investments classified as trading or available-for-sale are stated at fair market value. Changes in fair value of trading investments are included in current earnings while changes in fair value of available-for-sale investments are excluded from current earnings and reported, net of taxes, as a separate component of stockholders' equity. Presently, the Bank does not maintain a portfolio of trading securities.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. No such declines have occurred.

Interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis as determined by outstanding commitments from investors. The Bank requires a firm purchase agreement from a permanent investor before a loan can be closed, thus limiting interest rate risk. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

LOANS

Loans are stated at the principal amount outstanding, net of unearned income. Loan origination fees and certain direct loan origination costs are deferred and amortized to interest income over the life of the loan as an adjustment to the loan's yield over the term of the loan.

Interest is accrued on outstanding principal balances, unless the Bank considers collection to be doubtful. Commercial and unsecured consumer loans are designated as non-accrual when payment is delinquent 90 days or at the point which the Bank considers collection doubtful, if earlier. Mortgage loans and most other types of consumer loans past due 90 days or more may remain on accrual status if management determines that concern over our ability to collect principal and interest is not significant. When loans are placed in non-accrual status, previously accrued and unpaid interest is reversed against interest income in the current period and interest is subsequently recognized only to the extent cash is received. Interest accruals are resumed on such loans only when in the judgment of the Bank, the loans are estimated to be fully collectible as to both principal and interest.

The Bank, through its mortgage banking subsidiary Community First, originates residential mortgage loans for sale in the secondary market. Loans held for sale at December 31, 2003 amounted to $1,502,997, the book value of which approximates their market values.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can reasonably be anticipated. The allowance is increased by provisions charged to operations and reduced by net charge-offs. Loan performance is reviewed regularly by loan officers and senior management. Management believes the allowance for loan losses is adequate to absorb losses in the loan portfolio. The allowance for loan losses is established by charges to operations based on management's evaluation of loans, economic conditions and other factors considered necessary to maintain the allowance at a level adequate to absorb possible losses. When collateral is considered in determining potential losses, fair value is based upon recent appraisals and evaluations of other factors. The allowance for loan losses is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and adjusted as necessary. In addition, the regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for possible loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

In addition, the Bank evaluates its loans for impairment. A loan is considered to be impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. The entire loan portfolio is regularly reviewed by management to identify impaired loans. Such review includes the maintenance of a current classified and criticized loan list and the regular reporting of delinquent loans to management.

The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For impaired loans that are not collateral dependent, the allowance for loan losses is recorded at the amount by which the outstanding recorded principal balance exceeds the current best estimate of the future cash flows on the loan, discounted at the loan's effective interest rate.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings and improvements is computed using the straight-line method over the estimated useful lives of the assets of 39 years. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Amortization of premises (leasehold improvements) is computed using the straight-line method over the term of the lease or estimated lives of the improvements, whichever is shorter.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written down when appropriate. Projected undiscounted net operating cash flows are compared to the carrying amount of the goodwill recorded and if the estimated undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value. The goodwill as of December 31, 2003 is a result of the acquisition by the Bank of Community First and Chippenham Insurance during 2003.

Income Taxes

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on recorded deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about the future raises doubt about the realization of a deferred income tax asset, a valuation allowance is established. The primary temporary differences are organizational costs, "start-up" costs, depreciation and amortization, and net operating loss carryforwards.

Consolidated statements of cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash flows from loans originated by the Bank and deposits are reported net. The Bank paid interest of $1,976,000, $1,734,000, and $1,820,000 in 2003, 2002, and 2001, respectively. No income taxes were paid in 2003, 2002 and 2001.

Comprehensive income

SFAS 130, Reporting Comprehensive Income, established standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Earnings (loss) per common share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted-average number of common shares outstanding during the period, which totaled 1,698,064, 1,088,186 and 880,094 during 2003, 2002 and 2001, respectively. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the net earnings (loss) of the Bank. Outstanding options and warrants to purchase common stock (see Note 12) were not included in the computation of diluted earnings (loss) per share for any of the periods presented as their effect would be anti-dilutive.

Stock incentive plan

The Bank has a stock incentive plan which is more fully described in Note 12. The Bank applies Accounting Principles Board Opinion 25 in accounting for stock options granted to employees and directors pursuant to the plan. Had compensation expense been determined based upon the fair value of the awards at the grant date and consistent with the method under SFAS 123, the Bank's net income (loss) and net income (loss) per share for the years indicated would have been the pro forma amounts indicated in the following table:

	Year Ended December 31, 2003		
	2003	2002	2001
Net income (loss) as reported	$ 68,825	$ (330,326)	$ (117,513)
Options expense	(133,000)	(119,000)	(463,000)
Pro forma net loss	$ (64,175)	$ (449,326)	$(580,513)
Net (income) loss per share (basic and diluted)			
As reported	$ 0.04	$ (0.32)	$ (0.13)
Pro forma	$ (0.04	$ (0.41)	$ (0.66)

The fair value of each option granted is estimated on the date of grant using the Black-Sholes option pricing model with the following assumptions used for grants for the years indicated:

	Year Ended December 31, 2003		
	2003	2002	2001
Risk-free interest rate	5%	5%	5%
Dividend yield	0%	0%	0%
Expected weighted average term	7 years	7 years	8.6 years
Volatility	35%	50%	50%

FAIR VALUES OF FINANCIAL INSTRUMENTS

The Bank uses the following methods and assumptions in estimating fair values of financial instruments (see Note 13):

Cash and cash equivalents – The carrying amount of cash and cash equivalents approximates fair value.

Investment securities – The fair value of investment securities held-to-maturity and available-for-sale is estimated based on bid quotations received from independent pricing services. The carrying amount of other investments approximates fair value.

Loans – For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For all other loans, fair values are calculated by discounting the contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans, or by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits – The fair value of deposits with no stated maturity, such as demand, interest checking and money market, and savings accounts, is equal to the amount payable on demand at year-end. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowings – The fair value of FHLB borrowings is based on the discounted value of contractual cash flows using the rates currently offered for borrowings of similar remaining maturities. The carrying amounts of federal funds purchased approximate their fair values. Other borrowings are short-term in nature and the carrying amounts approximate fair value.

Accrued interest – The carrying amounts of accrued interest receivable and payable approximate fair value.

Off-balance-sheet instruments – The fair value of off-balance-sheet lending commitments is equal to the amount of commitments outstanding at December 31, 2003. This is based on the fact that the Bank generally does not offer lending commitments or standby letters of credit to its customers for long periods, and therefore, the underlying rates of the commitments approximate market rates.

NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") FAS No. 143, "Accounting for Asset Retirement Obligations" issued by the Financial Accounting Standards Board ("FASB") in June 2001 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 became effective for the Bank's 2003 financial statements. The adoption of SFAS No. 143 has had no effect on the earnings or financial position of the Bank.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", issued in August 2002, requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies the guidance of the Emerging Issues Task Force ("EITF") in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. SFAS No. 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS No. 146 became effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has had no effect on the earnings or financial position of the Bank.

In November 2002, the FASB issued Financial Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.". FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions became effective for guarantees made or modified after December 31, 2002. The disclosure provisions became effective for fiscal periods ending after December 15, 2002. The Bank adopted FIN No. 45 as required with no material impact on the financial statements. The recognition and measurement provisions of FIN No. 45 became effective January 1, 2003, and did not have a material effect on the financial statements.

SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", issued in April 2003, amends Statement No. 133 for decisions made by the Derivatives Implementation Group, in particular the meaning of an initial net investment, the meaning of underlying and the characteristics of a derivative that contains financing components. Presently, the Bank has no derivative financial instruments and, consequently, the adoption of the Statement had no effect on its financial statements.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", was issued in May 2003. Under this Statement, certain freestanding financial instruments that embody obligations for the issuer and that are now classified in equity, must be classified as liabilities (or as assets in some circumstances). Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. However, the effective date of the Statement's provisions related to the classification and measurement of certain mandatory redeemable non-controlling interests has been deferred indefinitely by the FASB, pending further Board action. Presently, the Bank has no financial instruments that come under the scope of the Statement and, therefore, believes that adoption of the new Statement will have no impact on its financial statements.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", to provide guidance on the identification of entities controlled through means other than voting rights. FIN No. 46 specifies how a business enterprise should evaluate its interests in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. The adoption of FIN No. 46 is not expected to have a significant effect on the Bank's financial statements.

In December 2003, the FASB issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This SOP, among other things, no longer allows financial institutions to record an allowance for loan losses, related to credit quality, when they purchase loans, including through a purchase business acquisition. The SOP is effective, on a prospective basis, for loans acquired in fiscal years beginning after December 31, 2004. We do not expect the adoption of SOP 03-3 to have an effect on our financial statements.

Reclassifications

Certain amounts in the financial statements for 2002 and 2001 have been reclassified to conform to classifications adopted in 2003.

Note 2. Investment securities available-for-sale

The amortized cost and estimated fair value of investment securities available-for-sale as of December 31, 2003 and 2002 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2003				
U.S. Government agencies	$ 7,291,595	$ 6,803	$(72,022)	$ 7,226,376
Mortgage-backed securities	1,332,867	14,560	-	1,347,427
Certificate	50,126	-	(126)	50,000
Total	$ 8,674,588	$ 21,363	$ (72,148)	$ 8,623,803
December 31, 2002				
US Government Agencies	$ 16,985,261	$ 19,685	$ (17,887)	$ 16,987,059
Mortgage-backed securities	5,569,146	17,336	(3,502)	5,582,980
Total	$22,554,407	$ 37,021	$ (21,389)	$22,570,039

Investment securities with book values of $3,279,317 and $3,349,853 at December 31, 2003 and 2002, respectively, were pledged to secure municipal deposits and borrowings from the FHLB of Atlanta.

The amortized cost and estimated fair value of investment securities available-for-sale as of December 31, 2003, by contractual maturity, are as follows:

	Amortized cost	Estimated fair value
Within one year	$ 3,397,913	$ 3,397,433
One to five years	1,137,982	1,128,784
More than five years	4,138,694	4,097,586
Total	$ 8,674,590	$ 8,623,803

During 2003 investment securities available-for-sale totaling $34,222,000 were called or sold for net losses of $69,555. During 2002 investment securities available-for-sale totaling $79,736,000 were called or sold for net losses of $20,930. During 2001 investment securities available-for-sale totaling $37,688,000 were called or sold for net gains of $416,153.

NOTE 3. LOANS

Loans classified by type as of December 31, 2003 and 2002 are as follows:

	2003	2002
Commercial	$32,821,527	$ 24,856,657
Real estate - residential	14,278,932	10,641,766
Real estate - commercial	16,499,978	6,475,716
Real estate - construction	25,627,183	4,579,261
Consumer	3,836,548	4,019,586
Total loans	93,064,168	0,572,986
Less: unearned income, net	(403,867)	(222,279)
Less: Allowance for loan losses	(1,137,794)	(754,866)
	$91,522,507	$ 49,595,841

Gross gains on the sale of loans totaling approximately $818,000, $96,000 and $59,000 were realized during the years ended December 31, 2003, 2002 and 2001, respectively.

Ten loans totaling $654,000 at December 31, 2003 were past due 90 days or more yet interest was still being accrued.

The following is a summary of loans directly or indirectly with executive officers or directors of the Bank for the year ended December 31, 2003:

Balance, January 1, 2003	$ 1,356,395
Additions	8,738,561
Reductions	(2,052,685)
Balance, December 31, 2003	$ 8,042,271

Executive officers and directors also had unused credit lines totaling $2,793,000 at December 31, 2003. All loans and credit lines to executive officers and directors were made in the ordinary course of business at the Bank's normal credit terms, including interest rate and collateralization prevailing at the time for comparable transactions with other persons.

NOTE 4. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses in 2003, 2002 and 2001 was as follows *(in thousands)*:

	2003	2002	2001
Beginning balance	$ 754,866	$ 458,092	$ 283,500
Provision for loan losses	399,000	313,000	194,500
Charge-offs	(55,488)	(16,226)	(19,908)
Acquisition of Community First	39,416	-	-
Ending balance	$1,137,794	$ 754,866	$ 458,092

As of December 31, 2003, the Bank had impaired loans of $336,000 which were on nonaccrual status. These impairments had valuation allowances of $158,000 as of December 31, 2003. The Bank recorded no interest income on impaired loans. Interest income that would have been recorded had these loans been performing would have been $23,000 for 2003. The Bank did not have any impaired loans at December 31, 2002.

NOTE 5. PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31, 2003 and 2002:

	2003	2002
Land	$ 2,761,302	$ 1,578,972
Buildings and improvements	2,592,441	1,607,465
Furniture, fixtures and equipment	1,908,390	1,184,765
Total premises and equipment	7,262,133	4,371,202
Less: Accumulated depreciation and amortization	(1,186,347)	(484,296)
Premises and equipment, net	$ 6,075,786	$ 3,886,906

Depreciation and amortization of premises and equipment for 2003, 2002 and 2001 amounted to $264,000, $182,000 and $160,000, respectively.

NOTE 6. DEPOSITS

Deposits as of December 31, 2003 and 2002 were as follows:

	2003	2002
Demand accounts	$ 7,522,220	$ 5,918,719
Intererst checking accounts	4,686,374	3,466,840
Money market accounts	20,570,001	11,971,172
Savings accounts	3,279,538	3,739,356
Time deposits of $100,000 and over	19,275,603	12,486,865
Other time deposits	40,988,871	27,004,561
Total	$96,322,607	$ 64,587,513

The following are the scheduled maturities of time deposits as of December 31, 2003:

	Less Than $100,000	Greater than or Equal to $100,000	Total
2004	$22,354,462	$ 11,284,935	$33,639,397
2005	6,970,601	2,859,335	9,829,936
2006	6,291,377	3,018,682	9,310,059
2007	2,356,148	916,494	3,272,642
2008	3,016,283	1,196,157	4,212,440
	$40,988,871	$ 19,275,603	$60,264,474

Deposits held at the Bank by related parties, which include officers, directors, greater than 5% shareholders and companies in which directors of the Board have a significant ownership interest, approximated $1,872,000 at December 31, 2003.

NOTE 7.BORROWINGS

The Bank uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Bank or they can be invested at a positive rate of return. Borrowings consist of the following at December 31, 2003 and 2002:

	2003	2002
Federal Home Loan Bank advances	$ 4,000,000	$ 2,000,000
Investment account borrowing	804,197	-
	$ 4,804,197	$ 2,000,000

As a member of the Federal Home Loan Bank of Atlanta, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB may prescribe the acceptable uses to which the advances may be put, as well as on the size of the advances and repayment provisions. The FHLB borrowings are secured by the pledge of U.S. Government agency securities, our FHLB stock and qualified single family first mortgage loans. The FHLB advances mature $2,000,000 on May 24, 2007 and $2,000,000 on March 11, 2008

The Bank uses borrowings secured by its investment account and federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

Information related to borrowings is as follows:

	Year Ended December 31,	
	2003	2002
Maximum outstanding during the year		
FHLB advances	$ 4,000,000	$ 2,000,000
Investment account borrowing	1,100,000	-
Federal funds purchased	2,672,000	1,710,000
Balance outstanding at end of year		
FHLB advances	4,000,000	2,000,000
Investment account borrowing	804,197	-
Federal funds purchased	-	-
Average amount outstanding during the year		
FHLB advances	3,621,918	1,216,438
Investment account borrowing	413,984	-
Federal funds purchased	121,723	28,961
Average interest rate during the year		
FHLB advances	4.57%	4.93%
Investment account borrowing	5.30%	-
Federal funds purchased	1.64%	3.47%
Average interest rate at end of year		
FHLB advances	4.39%	4.93%
Investment account borrowing	3.00%	-
Federal funds purchased	-	-

NOTE 8. INCOME TAXES

There was no provision for income taxes for the years ended December 31, 2003, 2002 and 2001. A reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes is as follows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net income (loss) before income taxes	$ 68,825	$ (330,327)	$ (117,513)
Income tax expense (benefit)			
computed at federal statutory rate	$ 23,401	$ (112,311)	$ (39,954)
Nondeductible expenses	509	801	715
Net operating loss carryforward	(23,910)	-	-
Valuation reserve	-	111,510	39,239
Provision for income taxes	$ -	$ -	$ -

The following summarizes the tax effects of temporary differences which compose net deferred tax assets and liabilities at December 31, 2003 and 2002:

	2003	2002
Deferred tax assets		
Net operating loss carryforward	$ 312,479	$ 350,201
Organizational and start-up costs	24,750	51,879
Allowance for loan losses	244,493	181,885
Unrealized loss on available-for-sale securities	17,267	-
Less valuation allowance	(524,987)	(510,261)
Total deferred tax assets	74,003	73,704
Deferred tax liabilities		
Unrealized gain on available-for-sale securities	-	5,187
Depreciation	73,698	67,127
Other, net	305	1,390
Total deferred tax liabilities	74,003	73,704
Net deferred tax asset (liability)	$ -	$ -

A valuation allowance in the amount of $525,000 has been established for deferred tax assets at December 31, 2003, as realization is dependent upon generating future taxable income. The Bank has a federal net operating loss carryforward of $914,000, which expires on various dates through 2023.

Commercial banking organizations conducting business in Virginia are not subject to Virginia income taxes. Instead, they are subject to a franchise tax based on bank capital. The Bank recorded a franchise tax expense of $82,000, $84,000 and $54,000 for 2003, 2002 and 2001, respectively.

NOTE 9. LEASE COMMITMENTS

The Bank leases office space under a two non-cancelable operating leases. These leases expire on March 31, 2008 and December 31, 2010, respectively. At December 31, 2003, the minimum total rental commitment under such non-cancelable operating leases was as follows:

2004	$ 53,700
2005	54,500
2006	55,200
2007	55,900
2008	27,100
Thereafter	69,600
	$316,000

Total rent expense charged to operations was $153,000, $153,000 and $154,000 in 2003, 2002 and 2001, respectively.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the financial statements. The contract amounts of these instruments reflect the extent of involvement that the Bank has in particular classes of instruments.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, and to potential credit loss associated with letters of credit issued, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for loans and other such on-balance sheet instruments.

At December 31, 2003, the Bank had outstanding the following approximate off-balance-sheet financial instruments whose contract amounts represent credit risk:

	Contract amount
Undisbursed credit lines	$ 27,955,000
Commitments to extend or originate credit	7,040,000
Standby letter of credit	525,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Historically, many commitments expire without being drawn upon; therefore, the total commitment amounts shown in the above table are not necessarily indicative of future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, as deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include personal or income-producing commercial real estate, accounts receivable, inventory and equipment.

Concentrations of credit risk – All of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area. Although the Bank is building a diversified loan portfolio, a substantial portion of its clients' ability to honor contracts is reliant upon the economic stability of the Richmond, Virginia area, including the real estate markets in the area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commitments to extend credit totaled $35,520,000 at December 31, 2003.

NOTE 11. STOCKHOLDERS EQUITY AND REGULATORY MATTERS

In September and October 2002, the Bank completed an offering of its common stock through the sale of 817,200 shares at a price of $8.50 per share. Proceeds to the Bank from the offering (net of offering expenses of $624,000) were $6,322,000. Attached to each share was a warrant to purchase one share of common stock, at a price of $10.20 per share, at any time through September 27, 2007, unless the warrants are cancelled. The warrants may be cancelled after December 31, 2003 by the Bank in whole or in part upon 30 days' written notice if for 20 or more trading days within any period of 30 consecutive trading days, including the last day of the period, the bid price of the stock exceeds $12.75 per share. The Bank also issued 40,860 warrants to the underwriter of the offering. As of December 31, 2003, no warrants have been exercised and all 858,060 warrants remain outstanding.

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures are established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 Capital to average assets (the Leverage ratio). Management believes that as of December 31, 2003, the Bank meets all capital adequacy requirements to which it is subject.

Federal regulatory agencies are required by law to adopt regulations defining five capital tiers: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. The Bank meets the criteria to be categorized as a "well capitalized" institution as of December 31, 2003. The "well capitalized" classification permits financial institutions to minimize the cost of FDIC insurance assessments by being charged a lesser rate than those that do not meet this definition.

The Bank's capital amounts and ratios at December 31, 2003 and 2002 are presented in the table below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Total capital (to risk-weighted assets)	$ 13,845,000	3.9%	$ 7,971,000	8.0%	$ 9,964,000	10.0%
Tier 1 capital (to risk-weighted assets)	12,707,000	12.8%	3,986,000	4.0%	5,979,000	6.0%
Leverage ratio (Tier 1 capital to average assets)	12,707,000	11.4%	4,474,000	4.0%	5,593,000	5.0%
December 31, 2002						
Total capital (to risk-weighted assets)	$ 14,200,000	24.0%	$ 4,741,000	8.0%	$ 5,926,000	10.0%
Tier 1 capital (to risk-weighted assets)	13,459,000	22.7%	2,371,000	4.0%	3,556,000	6.0%
Leverage ratio (Tier 1 capital to average assets)	13,459,000	17.1%	3,150,000	4.0%	3,937,000	5.0%

In addition, banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's regulatory agencies. Such dividends are limited to the lesser of the Bank's retained earnings or the net income of the previous two years combined with the current year net income.

Note 12. Stock incentive and stock warrant plans

At March 21, 2000 the Bank approved the following stock incentive and warrant plans:

The Organizational Investors Warrant Plan made available 140,000 warrants for grant to the Bank's initial (organizational) investors for certain risks associated with the establishment of the Bank. The warrants have an exercise price of $10 per share (which approximated the fair value per share of common stock at issuance date) and expire in April 2008. At December 31, 2003, 137,500 warrants had been issued and none had been exercised.

The Stockholder Loan Referral Warrant Plan provides for the issuance of warrants to purchase up to 50,000 shares of common stock of the Bank to shareholders who refer qualifying loans that are accepted by the Bank. All shareholders of record of 100 shares or more of common stock are eligible to participate in the plan. The plan applies to all qualifying loans originated during the period from May 1, 2000 through April 30, 2003. The exercise price of each warrant is equal to the fair value of a share of common stock at the date of grant and the warrant has a twelve-month term. During the year ended December 31, 2003, 9,500 warrants were issued under the plan with a weighted-average exercise price of $7.94. Warrants to purchase 5,900 shares were exercised during 2003. Total warrants issued under this plan amounted to 34,800, of which 3,600 remain outstanding at December 31, 2003. The value of the warrants issued is considered immaterial to the financial statements.

The Stock Incentive Plan initially authorizes the issuance of up to 175,000 shares of Common Stock to assist the Bank in recruiting and retaining key personnel. The following table summarizes options outstanding:

	Options	Weighted-Average Exercise Price
Options outstanding January 1, 2002	136,770	$ 8.50
Granted	16,130	8.66
Forfeited	(3,660)	8.50
Exercised	-	-
Options outstanding December 31, 2002	149,240	8.56
Granted	34,000	8.39
Forfeited	(22,340)	8.48
Exercised	-	-
Options outstanding December 31, 2003	160,900	$ 8.44
Options exercisable December 31, 2003	93,500	
Fair value of options granted during the year	$ 91,370	

The weighted average remaining life of the options is approximately 8.2 years.

NOTE 13. FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 5,564,441	$ 5,564,441	$ 3,537,429	$ 3,537,429
Investment securities available for sale	8,623,803	8,623,803	22,570,039	22,570,039
Loans held for sale	1,502,997	1,502,997	-	-
Loans	91,522,507	91,911,200	49,595,841	49,932,200
Accrued interest receivable	391,658	391,658	328,574	328,574
Financial liabilities				
Deposits	96,322,607	96,533,100	64,587,513	65,109,100
FHLB borrowings	4,000,000	4,067,200	2,000,000	2,156,100
Other borrowings	804,197	804,197	-	-
Accrued interest payable	114,177	114,177	87,382	87,382
Off-balance-sheet instruments				
Undisbursed credit lines		27,955,000		12,648,000
Commitments to extend or originate credit		7,040,000		6,300,000
Standby letters of credit		525,000		1,909,000

NOTE 14. BUSINESS COMBINATIONS

On January 1, 2003, the Bank acquired all of the shares of Chippenham Insurance Agency, Inc. for $40,000 in cash and the assumption of $150,000 in debt. Chippenham Insurance Agency, Inc. primarily operates as a full service property and casualty insurance agency. The acquisition has been accounted for by the purchase method of accounting. Goodwill of $245,246 (including costs of $17,870) was recorded for the excess of the purchase price over fair value of the net liabilities acquired. The operating results of Chippenham Insurance Agency, Inc. are included in the Bank's results of operations from the date of acquisition.

On June 30, 2003, the Bank acquired all of the shares of Community First Mortgage Corporation for $1,749,000 in cash. Community First Mortgage Corporation primarily originates and sells residential mortgage loans. The acquisition has been accounted for by the purchase method of accounting. Goodwill of $689,108 (including costs of $87,581) was recorded for the excess of the purchase price over fair value of the net assets acquired. The operating results of Community First Mortgage Corporation are included in the Bank's results of operations from the date of acquisition.

A summary of the transactions is as follows:

	Community First Mortgage Corporation	Chippenham Insurance Agency, Inc.
Fair value of assets acquired		
Loans held for sale	$ 5,740,531	$ -
Construction loans, net	3,786,421	-
Other	130,169	9,842
Total fair value of assets acquired	9,657,122	9,842
Liabilities assumed	8,509,504	197,218
Goodwill	689,108	245,246

The unaudited consolidated results of operations on a pro forma basis as though the acquisitions had occurred as of the beginning of 2003 and 2002 are as follows:

	2003	2002
Net interest income	$ 3,212,969	2,078,700
Net income (loss)	148,812	$ (343,754)
Basic earnings (loss) per share	$ 0.09	$ (0.32)
Diluted earnings (loss) per share	$ 0.09	$ (0.32)

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the above date, nor are they indicative of future operating results.

NOTE 15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Condensed quarterly financial data is shown as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Interest income	$ 1,057,100	$ 1,158,635	$ 1,385,802	$ 1,525,588
Interest expense	432,560	457,637	540,877	572,123
Net interest income before provision for loan losses	624,540	700,998	844,925	953,465
Provision for loan losses	111,000	136,000	00,000	52,000
Gain on sale of loans	11,651	30,776	515,683	260,280
Loss on securities	(1,222)	(10,037)	(43,783)	(14,513)
Fees and other noninterest income	84,867	124,857	280,213	195,301
Noninterest expenses	698,447	759,874	1,356,857	1,274,998
Net income (loss)	(89,611)	(49,280)	140,181	67,535
Earnings (loss) per share				
Basic	$ (0.05)	$ (0.03)	$ 0.08	$ 0.04
Diluted	$ (0.05)	$ (0.03)	$ 0.08	$ 0.04
2002				
Interest income	$ 816,186	$ 901,466	$ 912,636	$ 1,003,016
Interest expense	391,829	401,630	479,474	471,949
Net interest income before provision for loan losses	424,357	499,836	433,162	531,067
Provision for loan losses	104,000	84,000	24,000	101,000
Gain on sale of loans	25,595	13,914	26,899	29,945
Loss on securities	(4,194)	(13,092)	(3,297)	(347)
Fees and other noninterest income	51,488	44,859	57,598	61,383
Noninterest expenses	468,109	487,008	625,031	616,351
Net loss	(74,863)	(25,491)	(134,669)	(95,303)
Earnings (loss) per share				
Basic	$ (0.09)	$ (0.02)	$ (0.15)	$ (0.06)
Diluted	$ (0.09)	$ (0.02)	$ (0.15)	$ (0.06)

EXHIBIT 21

SUBSIDIARIES OF SOUTHERN COMMUNITY BANK & TRUST

Name of Subsidiary	State of Organization
Chippenham Insurance Agency, Inc. (Purchased January 2003)	Virginia
Southern Community Services, Inc. (Incorporated January 2003)	Virginia
Community First Mortgage Corporation (Purchased June 2003)	Virginia

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Thomas W. Winfree, certify that:

1. I have reviewed this annual report on Form 10-KSB of Southern Community Bank & Trust;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls an procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the of the small business issuer's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this annual report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 26, 2004

By: /s/ Thomas W. Winfree
Thomas W. Winfree
President and
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, C. Harril Whitehurst, Jr., certify that:

1. I have reviewed this annual report on Form 10-KSB of Southern Community Bank & Trust;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this annual report;
4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls an procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) evaluated the effectiveness of the of the small business issuer's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (a) disclosed in this annual report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 26, 2004

By: /s/ C. Harril Whitehurst, Jr.
C. Harril Whitehurst, Jr.
Senior Vice President and
Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of Southern Community Bank & Trust (the "Bank") for the year ended December 31, 2003, the undersigned Chief Executive Officer and Chief Financial officer of the Bank hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that based on their knowledge and belief: (1) the Form 10-KSB for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in the Form 10-KSB for the year ended December 31, 2003 fairly presents, in all material respects, the financial condition and results of operations of the Bank as of and for the periods presented.

/s/ Thomas W. Winfree	March 26, 2004
Thomas W. Winfree	Date
Chief Executive Officer	

/s/ C. Harril Whitehurst, Jr.	March 26, 2004
C. Harril Whitehurst, Jr.	Date
Chief Financial Officer	

(This page intentionally left blank)

SOUTHERN COMMUNITY FINANCIAL CORP.

BOARD OF DIRECTORS

Craig D. Bell, Chairman
Partner, McGuire Woods, LLP

Donald J. Balzer, Jr., Vice Chairman
President, Balzer & Associates, Inc.

Thomas W. Winfree
President and Chief Executive Officer
Southern Community Bank & Trust

Raymond T. Avery, III
President, Emerald Homes

William B. Chandler
Vice President, Manchester Industries, Inc.

Kent E. Engelke
Senior Vice President, Anderson & Strudwick

R. Calvert Esleeck, Jr.
President, Murray & Esleeck, P.C.

Dean Patrick
President, Patrick Construction

Michael L. Toalson
Executive Vice President, The Home Builders Association

George R. Whittemore
President, Humphrey Hospitality Trust, Inc.



Our Midlothian Branch During the Holidays

SOUTHERN COMMUNITY BANK & TRUST

EXECUTIVE OFFICERS

Thomas W. Winfree
President and Chief Executive Officer

C. Harril Whitehurst, Jr.
Senior Vice President and Chief Financial Officer

L. Anthony Bottoms, III
Senior Vice President

Jack M. Robeson, Jr.
Senior Vice President, Lending

Raymond E. Sanders
Senior Vice President and Chief Operating Officer

OFFICERS

Jeffrey B. Anderson
Assistant Vice President and Branch Manager

Robert C. Astrop
Vice President, Financial Services

K.B. Brown
Assistant Vice President and Controller

Diane C. Canada
Vice President, Lending

David G. Fahy
Vice President, Construction Loan Manager

Brian K. Grizzard
Vice President-Lending

Joseph F. Markley, II
Vice President, Lending

Jane S. Preston
Assistant Secretary and Executive Assistant

Dorothy J. Sheats
Assistant Vice President and Branch Manager

Joetta "Jo" B. Sutphin
Vice President, Operations

SCBT ASSOCIATES

Andrea L. Allbee
Administrative Assistant, Financial Services

Charles Asher
Teller-Midlothian

B. Benjamin Baker
Lending Officer

Joseph H. Bjork II
Loan Processor

Reneé A. Broughton
Customer Service Representative-Winterpock

Veronica Catlett-Leffel
Head Teller-Midlothian

Barbara Cross Cosby
Receptionist

Deborah J. Crumpler
Branch Manager-Winterpock

James W. Dougherty
Teller-Midlothian

Rebecca L. Flowers
Loan Processor

A. Kimberley Floyd
Loan Processor

Deborah M. Golding
Executive Assistant and Recording Secretary

Mary Jo Hoyt
Customer Service Representative/Teller, Chester

Charity W. Jimenez
Head Teller-Chester

Amanda Jones
Residential Construction Loan Office Manager

C. Wayne Kinney
Maintenance Coordinator

Lisa P. Marshall
Human Resources Manager

Louise A. Maziarz
Customer Service Representative-Midlothian

Brooke F. Minetree
Customer Service Representative-Chester

Cheryl J. Moler
Staff Accountant

Richard "Dickie" L. Murray
Courier

Patrick "Pat" M. O'Hare, Sr.
Courier

Mary A. Szulczewski
Loan Administration Manager

Kimberly J. Stromberg
Loan Processor

Sarah Sutphin
Clerk

Eric A. Tusing
Manager Trainee

Shawn Vattelana
Customer Service Representative/Teller-Winterpock

Matthew B. Via
Commercial Loan Officer

Ann H. Whipp
Bank Operations Specialist

Kara M. Woods
Teller-Midlothian

CHIPPENHAM INSURANCE AGENCY, INC.

Robert C. Astrop
President

Marianne P. Vickhouse
Vice President

Faye P. Childress
Assistant Vice President/Officer Manager

Delores M. Carter
Insurance Representative

COMMUNITY FIRST MORTGAGE CORPORATION

OFFICERS

L. Anthony Bottoms, III
President and Chief Executive Officer

Thomas A. Gill
Senior Vice President, Production Manager

Kerri L. Bliss
Vice President, Branch Manager-Verona

Steven E. Davis
Vice President, Richmond

Lisa A. Kurtz
Vice President, Underwriting Manager

Marianne B. Stout
Vice President, Compliance Manager

Ruth A. Hipp
Assistant Vice President/Secondary Marketing Manager

Susan R. Miller
Assistant Vice President, Closing/Shipping Supervisor

Becky H. Tinsley
Assistant Vice President, Loan Processing Supervisor

ASSOCIATES

Lorey E. Bowles
Loan Processor-Richmond

Robin L. Buskey
Loan Officer-Richmond

John F. Byrne
Loan Officer-Richmond

Lisa S. Collins
Secondary Marketing Assistant-Richmond

Mary Jean Davis
Loan Officer-Richmond

Deborah W. Giambanco
Loan Officer-Richmond

H. Charles Goetz
Loan Officer-Richmond

Kim R. Gresham
Loan Closer-Richmond

Barbara C. Henderson
Loan Officer-Richmond

John N. King
Loan Officer-Richmond

Debra J. Knott
Loan Processor-Verona

Dawn M. Warren
Loan Shipper

SOUTHERN COMMUNITY FINANCIAL CORP.
Proudly presents its
BUSINESS DEVELOPMENT BOARD

Boyd T. Allison, Jr., *Chairman*

Thomas R. Balzer, *Co-Chair*

H. A. "Bud" Keever, *Co-Chair*

Michael G. Miller, *Co-Chair*

Henry D. Moore, *Co-Chair*

Gary Ratcliff, *Co-Chair*

Samuel F. Stone, Jr., *Co-Chair*

Robert S. Vickhouse, *Co-Chair*

Jack L. Williams, *Co-Chair*

Richard M. Allen

Thomas B. Beasley

Edward A. Burleson

William B. Clark, Jr.

F. Blake Cox, Jr.

James V. Daniels

William A. Dudding

S. Brian Farmer

Flora J. Finney

Robin M. Finney

Henry A. Frostick

Geraldine L. Gallagher

Marc Galt

James C. Giles

Timothy B. Heilman

L.C. "Chip" Houston

Cleveland G. Humphrey

Russell E. Jones

Frederick G. Kraft

Keith Brian Marcus

Alexander G. B. Massie

Robert P. Morehead

Anne E. Nuckols

Patricia Harron Patton

Betty E. Pierce

M. Terry Ragsdale

Warren G. Ragsdale

William Raymond

Robert W. Royall, Sr.

Marvin F. Schaffer

Navin D. Sheth

William S. Sivels, Jr.

Raymond V. Smith, Sr.

David Vincent Sussman

Robert W. Thomas

A.J. "Tony" Vanderburg

Betty S. Vickhouse

Larry D. Wallace

Ray A. Williams

Frank M. Wood

Henry J. Zirkle

Jeffrey M. Zwerdling

Terry M. Zwerdling

SOUTHERN COMMUNITY BANK & TRUST AND SUBSIDIARIES

SC BT SOUTHERN COMMUNITY BANK & TRUST

CHIPPENHAM INSURERS

COMMUNITY FIRST MORTGAGE CORPORATION

Our philosophy of delivering products and services to the communities we serve encompasses a personal touch combined with a full-services approach. While we believe that community banking is the cornerstone of what we do, our ability to offer a complete array of financial services is necessary for our success. To this end, the Bank acquired two wholly-owned subsidiaries during 2003 that will help us to realize this philosophy. Community First Mortgage Corporation is a full service mortgage banking company that provides a complete menu of mortgage banking products and services. While the Bank has always provided home loans to our customers, Community First can provide this service more efficiently and at better interest rates to ensure our customers receive the best mortgage product available at the lowest possible interest rate. Chippenham Insurance Agency, Inc. is a full service property and casualty insurance agency that provides competitive insurance coverage to individuals as well as businesses. Chippenham has insurance professionals who can identify the right type and amount of insurance coverage our customers need while doing so in a manner that values the overall customer relationship. We strongly believe that the addition of these two companies will allow the Bank to be a better provider of financial services to the communities we serve.

Additionally, through our involvement with Bankers Investments, a multi-bank owned investment firm managed by the Virginia Bankers Association, we are able to complete the financial services product arena by offering the purchase and sale of stocks, bonds, mutual funds, and annuities. It is our desire to establish relationships and retain, develop and enhance these relationships by providing the full array of financial services in an equitable, creditable, and dependable manner.

SOUTHERN COMMUNITY BANK & TRUST BRANCHES




Westfield Rd.
Winterfield Rd.
Winterfield Ln.
Midlothian Tpke
Le Gordon Dr.
Charter Colony Pky.
Village Mill Dr.
Sycamore Sq. Dr.
Chatfield Rd.
Southern Community Financial Corp.
Salisbury Dr.
Mt. Pisgah Dr.
60
Southwick Blvd.
Oldbury Rd.
Old Buckingham Rd
N. Woolridge Rd.
MIDLOTHIAN

MIDLOTHIAN




St. Cecelia Dr.
Southshore Dr.
St. Elizabeth Dr.
Southern Community Financial Corp.
Lake
Hull Street Rd.
360
621
Winterpock Rd.
N. Spring Run Rd.
Clover Hill High School
WINTERPOCK

WINTERPOCK




Centre St.
Chester Village Dr.
Chester Library
Chesterfowne Rd
W. Hundred Rd.
144
10
Southern Community Financial Corp.
Old Hundred Rd
Harrowgate Rd.
Werth St.
School St.
Richmond St.
Chester Rd
Winfree St
Petersburg St.
Chester Middle School
CHESTER

CHESTER

SCBT HONORS LOCAL MARINE ON THE 2ND ANNIVERSARY OF 9.11.01



The flagpole at Southern Community Bank & Trust's Chester Branch was dedicated on September 11, 2003 to the honor of Marine Staff Sgt. Donald C. May who made the ultimate sacrifice in service to his country in Iraq on March 25, 2003. Local Marines, policemen, firemen and community residents were present when his mother Brenda and family members unveiled the plaque during the ceremony.

May, a tank commander, was Virginia's first fatality in the Iraq war. He grew up in Chester where he was a Naval Sea Cadet at age 12 and later a Police Explorer. Donald May followed his parents into the Marine Corps. He is survived by his wife, Deborah, and their 3 children.

